                                 FORM 18-K/A

           For Foreign Governments and Political Subdivisions Thereof
           __________________________________________________________

                    SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ______________________

                               AMENDMENT NO. 10 TO
                                  ANNUAL REPORT
                                       of
                              PROVINCE OF ONTARIO
                                    (Canada)
                              (Name of Registrant)

                              ___________________

                Date of end of last fiscal year: March 31, 2008

                             SECURITIES REGISTERED*
                      (As of the close of the fiscal year)

     ________________________________________________________________________________

     Title of Issue           Amounts as to which                 Names of exchanges
                              registration is effective           on which registered
     ________________________________________________________________________________

     N/A                      N/A                                 N/A
     ________________________________________________________________________________

              Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

                               Vera Nicholas-Gervais
                             Head of the Provincial
                 Territorial and Parliamentary Affairs Section
                                Canadian Embassy
                          501 Pennsylvania Avenue N.W.
                             Washington, D.C. 20001

                                   _________

                                   Copies to:
                             Christopher J. Cummings
                             Shearman & Sterling LLP
                       Commerce Court West, 199 Bay Street
                            Suite 4405, P.O. Box 247
                        Toronto, Ontario, Canada M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

                             PROVINCE OF ONTARIO

     The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2008 (the "Annual Report") as follows:

     The following additional exhibit is added to the Annual Report:

     Exhibit (n)    2009 Ontario Economic Outlook and Fiscal Review

                                SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

                                    PROVINCE OF ONTARIO
                                    (Name of registrant)

October 22, 2009                    By:    /s/ Irene Stich
                                    ___________________________________________

                                    Name:  Irene Stich
                                    Title: Director, Capital Markets Operations
                                           Capital Markets Division
                                           Ontario Financing Authority

                                Exhibit Index

Exhibit (n):     2009 Ontario Economic Outlook and Fiscal Review

                                                                  EXHIBIT (n)

                         [THE ONTARIO COAT OF ARMS]

               2009 Ontario Economic Outlook and Fiscal Review

Background Papers

                                                    The Honourable Dwight Duncan
                                                    Minister of Finance

For general inquiries regarding the 2009 Ontario Economic Outlook and Fiscal Review,
Background Papers please call:

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© Queen's Printer for Ontario, 2009
ISSN 1483-5967 (Print)
ISSN 1496-2829 (PDF/HTML)

Ce document est disponible en français sous le titre :
Perspectives économiques et revue financière de l'Ontario de 2009, Documents d'information

TABLE OF CONTENTS
--------------------------------------------------------------------------------

Foreword

CHAPTER I: CONFRONTING THE CHALLENGE

Confronting the Challenge

Introduction

Infrastructure Investments

CHAPTER II: ONTARIO'S ECONOMIC PERFORMANCE AND OUTLOOK

Ontario's Economic Performance and Outlook

The Global Recession and the Ontario Economy

Private-Sector Forecasts

Details of the Ontario Economic Outlook

Comparison to the 2009 Ontario Budget

CHAPTER III: FISCAL OUTLOOK

Section A: Ontario's Fiscal Outlook

2009-10 Fiscal Performance

2009-10 Revenue Changes Since 2009 Budget

Details of 2009-10 In-Year Revenue Changes

2009-10 Expense Changes Since 2009 Budget

Details of 2009-10 In-Year Expense Changes

Section B: Ontario's Medium-Term Fiscal Outlook

Medium-Term Revenue Outlook

Medium-Term Revenue Changes Since the 2009 Budget

Medium-Term Fiscal Outlook

Ontario's Expenditure Management Plan

Section C: Details of Ontario's Finances

Details of Ontario's Finances

CHAPTER IV: BORROWING AND DEBT MANAGEMENT

Long-Term Public Borrowing

Deficit and Borrowing

Other Changes in Financing

Debt

Debt-to-GDP Ratios

Total Debt Composition

Cost of Debt

Risk Exposure

CHAPTER V: CREATING A MORE COMPETITIVE AND MODERN TAX SYSTEM

Tax Cuts for a Stronger Ontario

Harmonized Sales Tax

Tax Cuts for People

Competitive Business Taxes

Supporting Innovation and Key Sectors

Streamlining the Ontario Digital Media Tax Credit for Large Game Developers

Enhancing the Production Services Tax Credit

CHAPTER VI: HOW TO PARTICIPATE IN THE 2010 PRE-BUDGET CONSULTATIONS

How to Participate in the 2010 Pre-Budget Consultations

LIST OF TABLES
--------------------------------------------------------------------------------

CHAPTER I: CONFRONTING THE CHALLENGE

Table 1: Selected Infrastructure Projects Currently Under Construction
Table 2: Over One Million Ontarians Use Skills Training Annually
Table 3: Postsecondary Education Stimulus Investments
Table 4: Postsecondary Education Stimulus Investments
Table 5: Acceleration of the Ontario Child Benefit

CHAPTER II: ONTARIO'S ECONOMIC PERFORMANCE AND OUTLOOK

Table 1: Ontario Economic Outlook
Table 2: External Variables — Private-Sector Forecast
Table 3: Impacts of Changes in Key Assumptions on Ontario Real GDP Growth
Table 4: Private-Sector Forecasts for Ontario Real GDP Growth
Table 5: The Ontario Economy, 2007 to 2012
Table 6: Changes in Key Economic Forecast Assumptions,
          2009 Fall Economic Statement Compared to 2009 Ontario Budget

CHAPTER III: FISCAL OUTLOOK

Table 1: 2009-10 In-Year Fiscal Performance
Table 2: 2009-10 Summary of Revenue Changes Since Budget
Table 3: 2009-10 Summary of In-Year Expense Changes Since Budget
Table 4: 2009-10 Inter-Ministry Transfers Related to Federal-Provincial
          Infrastructure Investments
Table 5: Summary of Medium-Term Revenue Outlook
Table 6: Summary of Medium-Term Revenue Changes Since Budget
Table 7: Medium-Term Fiscal Projections
Table 8: Medium-Term Fiscal Plan and Outlook
Table 9: Revenue
Table 10: Total Expense
Table 11: Other Expense
Table 12: Infrastructure Expenditures
Table 13: Ten-Year Review of Selected Financial and Economic Statistics

CHAPTER IV: BORROWING AND DEBT MANAGEMENT

Table 1: 2009-10 Borrowing Program: Province and OEFC
Table 2: Medium-Term Borrowing Outlook: Province and OEFC

CHAPTER V: CREATING A MORE COMPETITIVE AND MODERN TAX SYSTEM

Table 1: Program Parameters for the Proposed Ontario Sales Tax Credit and
          Ontario Property Tax Credit
Table 2: Ontario Sales Tax Transition Benefit

LIST OF CHARTS
--------------------------------------------------------------------------------

CHAPTER I: CONFRONTING THE CHALLENGE

Chart 1: New Infrastructure Investments by Sector
Chart 2: Ontario Motor Vehicle Manufacturing Sales
Chart 3: Supporting Families Through the OCB and Social Assistance
Chart 4: Cutting Ontario's METR on New Business Investment in Half

CHAPTER II: ONTARIO'S ECONOMIC PERFORMANCE AND OUTLOOK

Chart 1: Ontario-U.S. Employment Declines
Chart 2: Ontario-U.S. Comparative GDP Declines
Chart 3: Provincial Real GDP Declines, 2009
Chart 4: Provincial Employment Change, 2009
Chart 5: Ontario Employment
Chart 6: Ontario Real GDP Growth

CHAPTER III: FISCAL OUTLOOK

Chart 1: Evolution of 2009-10 Revenue Outlook
Chart 2: Jurisdictional Comparison: 2009-10 Deficit-to-GDP
Chart 3: Program Expense per Capita
Chart 4: Composition of Revenue, 2009-10
Chart 5: Composition of Total Expense, 2009-10
Chart 6: Composition of Program Expense, 2009-10

CHAPTER IV: BORROWING AND DEBT MANAGEMENT

Chart 1: Borrowing — All Markets
Chart 2: Borrowing — Domestic Market
Chart 3: Debt
Chart 4: Net Debt-to-GDP, Provincial Comparison
Chart 5: Net Debt-to-GDP, G7 Countries and Ontario
Chart 6: Total Debt Composition
Chart 7: Effective Interest Rate (Weighted Average) on Total Debt
Chart 8: Net Interest Rate Resetting Exposure
Chart 9: Foreign Exchange Exposure

CHAPTER V: CREATING A MORE COMPETITIVE AND MODERN TAX SYSTEM

Chart 1: An RST vs. a Value-Added Tax — Illustrative Example
Chart 2: Impact of Proposed Sales Tax Changes and Tax Relief —
          Single Parent on Ontario Works, 2 Children (ages 5 & 7)
Chart 3: Impact of Proposed Sales Tax Changes and Tax Relief —
          Single Senior, Pension Income $20,000
Chart 4: Impact of Proposed Sales Tax Changes and Tax Relief —
          Single Individual, $30,000
Chart 5: Impact of Proposed Sales Tax Changes and Tax Relief —
          Couple, $70,000, 2 Children (ages 5 & 10)
Chart 6: Ontario's Competitiveness with the U.S.
Chart 7: Three Ways Businesses Would Save Under the HST
Chart 8: Cutting Ontario's METR on New Business Investment in Half

FOREWORD
--------------------------------------------------------------------------------

In the past  year,  the  recession  has had a  significant  impact on the global economy on a scale that was unforeseen by anyone.  Many jurisdictions are facing sharp declines in revenues and increasing expenses as people turn to governments for  support.  The  significant  deterioration  of the  global  economy  and the tightening of credit have undermined business and consumer  confidence.  Ontario is not immune to these  broader  forces:  jobs have been lost,  businesses  have closed and  government  revenues have  declined  dramatically.  Virtually  every government  around the world has had to update its economic and fiscal forecasts to reflect these unanticipated economic challenges.

Over the past six years,  the McGuinty  government  has laid the  foundation for economic  success by investing in health care,  education,  infrastructure,  the environment  and  proposing  tax  cuts  for  Ontario  families  and  businesses.
Throughout its term,  the  government has been committed to the priorities  that are most important to Ontarians and their families.

To be able to continue  investing  in key  priorities  while  managing  down the deficit,  the government,  in concert with Ontarians,  must focus its priorities and make strategic, difficult choices. In the coming months, the government will undertake a review of service  delivery so that every  dollar is spent even more effectively.  The  Ontario  Treasury  Board will begin this  review:  it will be charged with providing a plan to return the Province to a sustainable and firmer
fiscal  footing,   while  protecting  key  services.   Building  on  expenditure
management  initiatives in the 2008 Economic Outlook and Fiscal Review, the 2010
Budget will provide an update on Treasury Board's progress.

Using the most  recent  information  available  at October  15,  2009,  the 2009
Ontario Economic Outlook and Fiscal Review updates the economic assumptions from the  2009  Ontario  Budget.  The  impact  of these  changes  is  applied  to the government's revenue and expenditure  projections,  which revise the anticipated financial results for the current fiscal year.

When the economic  crisis hit, the McGuinty  government  took critical  steps to
support   Ontarians.   Chapter  I:  Confronting  the  Challenge   describes  the
government's actions to mitigate the impacts of the downturn on Ontario families at the first signs of the economic slowdown.  The Province launched  significant investments in  infrastructure  and the auto sector to help preserve and protect jobs.  To help  unemployed  workers,  the  government  established  a number  of retraining  programs such as Second Career and made  improvements  to Employment
Ontario.  The  government  also sought to help out families most affected by the downturn  by taking  steps to reduce  poverty.  Green  energy  initiatives  were launched to encourage green jobs. Tax changes to encourage the entertainment and creative  sectors to create jobs were proposed.  All of these  initiatives  were designed to help  protect and sustain jobs in the short term and create a better foundation for the economy in the long term.

As outlined in the 2009 Budget, the McGuinty  government is also positioning the economy for future  growth and job creation by  modernizing  the tax system.  It proposed the Harmonized Sales Tax (HST) that, when  implemented,  would increase competitiveness  and  business  investment.  As well,  the  government  proposed permanent income tax cuts for Ontario individuals,  families and businesses. The combined HST and Corporate Income Tax (CIT) cuts,  together with other tax cuts, would reduce the tax paid on income earned from new  investment by half — a significant incentive for new business investment and job creation in Ontario.

Chapter II:  Ontario's  Economic  Performance  and Outlook  outlines  the recent performance  of the  economy  and  provides  projections  for future  growth and challenges.  Like governments everywhere — Canada, the United States, Great
Britain,  British  Columbia and Alberta  —  Ontario is facing  economic and fiscal  challenges.  It appears that the grip of the economic crisis is starting to loosen and the economy is showing signs of  stabilization.  Financial markets have  strengthened  and equity markets and housing sales have risen.  It will be some time, however, before unemployment rates decline and gross domestic product
(GDP)  returns to previous  levels.  Ontario's  economic  core is sound:  strong publicly funded health care and education  systems,  a highly skilled  workforce and growing industries in key sectors. These factors will provide the foundation for a return to growth.  Data tables on the Ontario  economy  are  available  at
www.fin.gov.on.ca/en/budget/fallstatement/2009/ecotables.html

In recent months,  the impact of the global crisis has had a substantial  impact on Ontario's revenues.  As outlined in the Public Accounts of Ontario 2008-2009,
Corporate Tax revenues  fell by 48.1 per cent —  an  unprecedented  amount.
Government  revenue  tends  to  trail  economic  performance.  Whether  economic performance is up or down, it takes some time for that change to be reflected in revenues.  The Province's fiscal situation has been substantially  altered since the 2009 Budget. As in other jurisdictions, the government now projects a higher deficit: $24.7 billion for 2009-10.

Ontario,  along with many  other  jurisdictions  around the world,  is running a deficit in order to sustain its core  priorities:  job  creation,  health  care, education and the  establishment of a stronger  economy after the recession.  At the same time,  the  government is committed to  eliminating  this deficit while focusing on its priorities.  Chapter III:  Fiscal Outlook  provides an update on the Province's finances.

As a  result  of  falling  revenues,  combined  with  increased  investments  in infrastructure,  in the auto sector and in other  long-term  initiatives to help return Ontario to economic growth,  public borrowing has increased.  Chapter IV:
Borrowing  and  Debt  Management  details  the  Province's  borrowing  and  debt activities.

Chapter V: Creating a More  Competitive and Modern Tax System  provides  further details  about the McGuinty  government's  proposed  comprehensive  tax package, originally announced in the 2009 Budget.

The McGuinty  government  is  positioning  the province  for  long-term  growth.
Chapter VI: How to  Participate  in the 2010  Pre-Budget  Consultations  invites individuals,  organizations  and other partners to present their views on how to manage  Ontario's  finances and protect  public  services in uncertain  economic times.

                                  CHAPTER I
                          -------------------------
                          Confronting the Challenge

CONFRONTING THE CHALLENGE
--------------------------------------------------------------------------------

INTRODUCTION

The McGuinty  government is helping  Ontarians  through the global  recession by keeping them working. Skills and training programs have been created for workers who  are  transitioning  to new  careers.  Assistance  for the  most  vulnerable
Ontarians has also been readily available.  Finally, the McGuinty government has invested in long-term economic growth. Some major initiatives include:

o    Infrastructure  investments  of $32.5  billion  over two years to stimulate economic growth and help preserve and create jobs across the province.

o    Retaining  jobs in the auto  sector  and  maintaining  the  sector's  major contribution to the economy and to communities throughout Ontario.

o    Skills and training initiatives that are helping unemployed workers retrain for new careers and creating summer jobs for young people.

o    Helping  those most  vulnerable to a downturn by  accelerating  the Ontario
     Child Benefit phase-in and increasing social assistance rates.

o    Investing  through  the Green  Energy and Green  Economy Act to help create green economic opportunities for Ontario businesses.

o    Enhancing  tax  credits   available  to  the   entertainment  and  creative
     industries to attract investment and create jobs.

To  build  and  strengthen  Ontario's  economy  for  the  future,  the  McGuinty government  is  proposing to modernize  Ontario's  tax system by cutting  income taxes for people and business, and by replacing the retail sales tax with a more modern, value-added tax combined with the federal Goods and Services Tax (GST).

INFRASTRUCTURE INVESTMENTS

For six years, the McGuinty  government has been investing in Ontario's schools, hospitals,  roads  and  public  transit.  In the  2009  Budget,  the  government allocated  $32.5  billion  for  infrastructure  investments  over  two  years to stimulate  economic  growth,  create short- and long-term jobs, and help Ontario families both now and in the future.

These   investments   build  on  the  government's  $30  billion  ReNew  Ontario infrastructure  investment  plan,  which was  completed in 2008-09,  a full year ahead of schedule. The ReNew Ontario investments supported more than 85,000 jobs in 2007-08 and  preserved  and created more than  100,000  jobs in 2008-09.  The government's  infrastructure  investments  are  renewing and  modernizing  aging infrastructure and helping to address the infrastructure  deficit that had built up over the three decades prior to 2003.

Ontario has moved quickly to allocate the stimulus funding announced in the 2009
Budget.  The  government  received a tremendous  response to its  infrastructure programs.  Project  applications were carefully reviewed by both the federal and
provincial   governments  and  assessed  against  funding  criteria,   including
construction  readiness.

[Chart 1, pie chart: New Infrastructure Investments by Sector]

In the seven months  since the 2009 Budget,  the  government  has approved  over
2,600 new federal-provincial  infrastructure projects. Approximately 30 per cent of projects reporting are already under construction. Virtually all contribution agreements are either signed or in the hands of recipients for signature.

Investments  are taking  place in key sectors with  highways,  roads and transit projects accounting for just over half of the total. These projects will help to improve public transit,  reduce commute times and lower business  transportation costs.

--------------------------------------------------------------------------------
Selected Infrastructure Projects                                        Table 1
Currently Under Construction
--------------------------------------------------------------------------------

Central

University of Toronto at Mississauga Laboratory Centre
Weston Road Resurfacing in York Region
Winston Churchill Blvd - Road Rehabilitation in Mississauga
Revitalization of Hanes Road in Huntsville

East

Southwest Transitway Extension in Ottawa
La Cité Collégiale Emergency Services Training Centre 911 Institute in Ottawa
Water Master Plan Implementation — Front Road in Kingston
Rehabilitation of Thomas Street in Greater Napanee

North

Highway 17 Gateway Rehabilitation Project in Kenora
Reconstructing and Upgrading Third Line in Sault Ste. Marie
Replacement of Barbers Bay Bridge in Timmins
Refurbishment of Public Works Garage/Fire Hall in Rainy River

West

Preston Auditorium Rehabilitation in Cambridge
Victoria Street Sewer Separation in Amherstburg
Calton Line Rehabilitation in Elgin County
Niagara College Applied Health Institute in Welland
--------------------------------------------------------------------------------

These investments are keeping  Ontarians working in communities  across Ontario.
Projects  are now under  construction  that  will  enhance  Ontario's  long-term competitiveness by raising productivity,  while improving the quality of life of
Ontarians.

In the 2009  Budget,  the McGuinty  government  also  committed  to  modernizing facilities and boosting the province's  long-term  research and skills  training capacity by providing $780 million in capital funding for Ontario's colleges and universities.  Every public  college and university in the province has received funding and many projects are already under construction.

As a result of the  government's  commitment,  Ontario colleges and universities
plan  to  create   over  36,000  new  spaces  by  2011,   including   2,300  new
apprenticeship  spaces.  New  classroom  spaces  will  help to keep up with  the growing demand for postsecondary education in Ontario while preparing the highly educated and skilled workforce the province needs to compete in the new economy.

Additional  infrastructure  investments  are being  made in all key  sectors  —
including water and environmental projects, health, education, culture, tourism, sports and recreation,  and social and affordable housing. These investments are laying the foundation for economic growth.

Supporting the Auto Sector

The  Ontario  government  has  invested  in the auto  industry  to help  achieve long-term  viability  and  competitiveness,  while also  supporting  workers and communities. For example:

o    Brampton - the Chrysler plant was saved and continues to operate, producing the Charger;

o    Ingersoll  - the CAMI joint  venture  between GM and  Suzuki  produces  the
     Chevrolet Equinox;

o    Windsor - in July,  Chrysler Canada  announced it would maintain 1,200 jobs at its Windsor minivan plant;

o    Oshawa - new products are being manufactured.

[Chart 2: Ontario Motor Vehicle Manufacturing Sales: line Graph]

The investments will be used for  manufacturing,  research and development,  and capital  expenditure,  and will  help  drive  auto-sector  manufacturing  in the province. By partnering with the Canadian and U.S.  governments,  Ontario is the only subnational jurisdiction in North America to make these investments,  which are critical to the economic health of communities  where the auto sector is the major  employer.  With key automakers and more than 400 parts  manufacturers  in
Ontario,  this crucial sector  directly  accounted for 3.7 per cent of Ontario's gross  domestic  product  (GDP) in 2008 and  directly  and  indirectly  supports hundreds of thousands of workers, or about one in twenty working Ontarians. Auto exports to the United States are one of Ontario's key trade drivers.

An innovative and competitive auto industry in Ontario will lead to the creation and  retention  of  high-value  jobs  in a  new  global  marketplace  for  green auto-parts manufacturing.  The latest data indicate that Ontario's motor vehicle manufacturing  sales were $3.0  billion in  August,  double the $1.5  billion in sales in January.  Auto assembly and auto-parts output were up strongly over the summer months,  reflecting the ramping up of auto production  following  earlier widespread shutdowns.  Ontario continues to build more cars than any other state or province in North America.

--------------------------------------------------------------------------------
"The emergence from bankruptcy of Chrysler and GM early this summer with most of their productive  capacity in the province still left standing —  thanks in
no  small  part  to  unprecedented   government   rescue  efforts  and  workers'
concessions —and the recent revival of motor vehicle sales in North America have essentially put worst-case scenarios for Ontario to rest."

RBC Economics, September 2009

"Demand will rebound for the auto  industry,  and Canada will be a big winner so long as the parties can work together to keep jobs here through the downturn."

Dennis DesRosiers, The Globe and Mail, March 11, 2009
--------------------------------------------------------------------------------

Training and Skills Investment

Ontario's  highly educated and skilled  workforce is a significant  economic and competitive  advantage.  The  Province  is building  on this  advantage  through investments  in the  skills of  Ontarians.  It has laid a solid  foundation  for
future   prosperity   through:   the  $6.2  billion  Reaching  Higher  Plan  for
postsecondary  education,  over $1 billion in annual Employment Ontario training investments,  and  additional  investments  under the Skills to Jobs Action Plan announced in the 2008 Budget.

In the 2009 Budget, the government announced further investments worth more than
$750 million  over two years for new skills and  enhanced  training and literacy
initiatives,   supported  by  enhancements  to   Canada-Ontario   labour  market
agreements.  These investments are already having the desired impact,  including more than 104,000 employment opportunities for students this past summer.

As part of Employment Ontario,  the Second Career program,  along with the Rapid
Re-employment and Training Service (RRTS), were designed to provide $355 million over three years to help 20,000 laid-off  workers access the extensive  training they need to succeed in new jobs. The Second Career program has already exceeded its  three-year  target in just 16 months,  helping nearly 21,000 people receive training.

Ontario  offers a number  of other  training  and  employment  services  to help unemployed workers meet the economic challenges facing them. For example,  since
April 2008,  over  27,000  Ontarians  have  participated  in the Ontario  Skills
Development program that provides  short-term training and  return-to-employment assistance  for  unemployed  workers.  The  RRTS  Service  has  provided  timely counselling  assistance  to over 110,000  workers  affected by layoffs and plant closures since the program began in 2007.

-------------------------------------------------------------------------------------------------------------------
Over One Million Ontarians Use Skills Training Annually                                                    Table 2
-------------------------------------------------------------------------------------------------------------------
Selected Programs                                             Clients Served                         Time Period(1)
-------------------------------------------------------------------------------------------------------------------

Second Career Program                                                 20,939                       Since June 2008
Summer Jobs and Services                                             104,140            April 1 to August 31, 2009
Rapid Re-employment and Training Services                            110,000                    Since January 2007
Ontario Skills Development Program                                    27,291                      Since April 2008
Literacy and Basic Skills                                             83,984                      Since April 2008
Apprenticeship Registration                                           40,900                      Since April 2008
Employment Assistance Services(2)                                    299,305                      Since April 2008
Job Creation Partnership(2)                                            1,712                      Since April 2008
Job Connect(2)                                                       426,714                      Since April 2008
Self-Employment Benefit                                                5,178                      Since April 2008
Targeted Wage Subsidy(2)                                               4,091                      Since April 2008
-------------------------------------------------------------------------------------------------------------------
(1)  Based on the most recent data available.
(2)  Employment  Assistance  Services and Job Connect help clients  prepare for, find,  get and keep jobs.  Ontario Job Creation  Partnership  provides work experience  through local employers and community groups.  Ontario Targeted
     Wage Subsidies are used to encourage employers to permanently hire eligible unemployed workers.
Source: Ontario Ministry of Training, Colleges and Universities.
-------------------------------------------------------------------------------------------------------------------

The 2009 Budget also announced support for the  postsecondary  education sector, including  capital  funding.  In May 2009, the Governments of Ontario and Canada announced approximately $1.5 billion in joint funding for 49 capital projects at colleges and  universities.  The Province  also  announced  an  additional  $115 million for facilities renewal and eight strategic projects at institutions (see
Table 3).

-----------------------------------------------------------------------------------------------------------------
Postsecondary Education Stimulus Investments                                                             Table 3
-----------------------------------------------------------------------------------------------------------------
College Projects
-----------------------------------------------------------------------------------------------------------------
Algonguin College — Environmental Demonstration Centre for Construction Trades and Building Bridges
Algonquin College — Perth Campus Renewal
Cambrian College — Sustainable Energy Building and Renovations
Canadore College — Parry Sound Campus
Centennial College — Library and Academic Facility
Collège Boréal — Sudbury Campus Expansion (Phase 1)
Conestoga College — School of Health and Life Sciences
Conestoga College (Cambridge-Waterloo-Guelph) — School of Engineering and Information Technology
Confederation College — Regional Education Alliance for Community Health (REACH)
Durham College — Oshawa Campus Renovation and Expansion
Durham College — Whitby Expansion Project
Fanshawe College — Centre for Applied Transportation Technologies
George Brown College — The Centre for Health Sciences on Toronto Waterfront
Georgian College — Centre for Health and Wellness (Phase 1)
Humber College — Lakeshore Revitalization
La Cité Collégiale — Emergency Services Training Centre 911 Institute
Lambton College — Fire and 911 Training Centre
Loyalist College — Sustainable Skills, Technology and Life Sciences Centre
Mohawk College — Fennell Campus Project
Niagara College — Applied Health Institute
Northern College — Centre of Excellence for Trades and Technology
Sault College — Campus Redevelopment (Phase 1)
Seneca College — Newnham Campus Expansion (North York)
Sheridan College — New Mississauga Campus
Sir Sandford Fleming College — Campus Modernization
St. Clair College — Centre for Applied Health
St. Clair College — Chatham Revitalization (Chatham Campus Technology and Trades Addition)
St. Lawrence College — Campus Consolidation and Revitalization (Cornwall)
St. Lawrence College — Campus Revitalization (Brockville)
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Postsecondary Education Stimulus Investments                                                             Table 3
-----------------------------------------------------------------------------------------------------------------
University Projects
-----------------------------------------------------------------------------------------------------------------
Algoma University — Biosciences and Technology Convergence Centre
Brock University — Niagara Health & Bioscience Research Complex
Carleton University — Interdisciplinary Academic Building (River Site)
Centre for International Governance Innovation with University of Waterloo — Balsillie Centre of Excellence
Lakehead University — Campus Modernization
Laurentian University — Vale Inco Living with Lakes Centre
Le Collège Universitaire de Hearst — Archival Centre
McMaster University — Centre for Spinal Cord Injury and Cancer Education and Rehabilitation
McMaster University — Nuclear Research Project
Nipissing University — Campus Modernization
Ontario College of Art and Design — Building Acquisition
Queen's University — New School of Medicine Building
Ryerson University — Image Arts & New Media Teaching and Research Building Renewal
Trent University — Health Sciences Centre Symons Campus
University of Guelph — Development of an Environmental Cluster
University of Ontario Institute of Technology — Automotive Centre of Excellence
University of Ontario Institute of Technology — Energy Systems and Nuclear Science Research Centre
University of Ottawa — Vanier Hall Renovation and Tower Addition, Faculty of Social Sciences
University of Toronto — Innovation Centre for the Canadian Mining Industry (St. George Campus)
University of Toronto Mississauga — Mississauga Laboratory Centre
University of Toronto Scarborough — Instructional Lab Project
University of Waterloo — Engineering and Math Project
University of Waterloo — Faculty of Environment Project
University of Western Ontario — Ivey School of Business
University of Windsor — Centre for Engineering Innovation
Wilfrid Laurier University — Research and Academic Centre, Brantford (Phase A)
York University — Life Sciences Centre
York University — Osgoode Renovation and Expansion
-----------------------------------------------------------------------------------------------------------------

These  investments  are providing an immediate  economic  stimulus for Ontario's economy and will create jobs in  construction,  and for  engineers,  architects, other  tradespeople  and  technicians.  They  will also  help  improve  teaching facilities and build the  infrastructure  needed to keep Ontario's  colleges and universities at the forefront of scientific advancement.

-----------------------------------------------------------------------------------------------------------------
Postsecondary Education Stimulus Investments ($ Millions)                                                Table 4
-----------------------------------------------------------------------------------------------------------------
Institutions/Programs                    No. of          Provincial        Federal     Institution/        Total
                                         Major         Contribution   Contribution           Other          Cost
                                         Projects                                     Contribution
-----------------------------------------------------------------------------------------------------------------
Joint Federal-Provincial Knowledge Infrastructure Program Investments(1)
   Colleges                                      25           402.9          291.8             98.6        793.3
   Universities                                  24           578.0          487.2            257.5      1,322.7
Federal-Provincial Investment Subtotal           49           980.9          779.0            356.1      2,116.0
-----------------------------------------------------------------------------------------------------------------
Other Provincial Postsecondary Education Stimulus Investments
   Strategic Capital Infrastructure
   Program                                        7            55.0              -                -            -
   Facilities Renewal Program(2)                               40.0              -                -            -
   Mohawk College Investment                      1            20.0              -                -            -
Other Provincial Investment Subtotal              8           115.0              -                -            -
-----------------------------------------------------------------------------------------------------------------
Postsecondary Stimulus
Investments Total                                57         1,095.9          779.0            356.1      2,116.0
-----------------------------------------------------------------------------------------------------------------
(1)  Includes previous  provincial  investments of $299 million towards projects under the Knowledge  Infrastructure Program.  Federal Contribution does not include program administration fee of $962,000.
(2)  The Facilities Renewal Program will support a number of small scale renewal projects at all Ontario institutions.
-----------------------------------------------------------------------------------------------------------------

Reducing Poverty

The Ontario government is committed to reducing poverty and increasing Ontario's economic potential.  In 2008, the McGuinty government  announced a comprehensive and long-term Poverty Reduction Strategy, to provide children and their families with the support  they need and bring about  opportunities  for success in life.
The Strategy set out a goal of reducing the number of children living in poverty by 25 per cent over five years.  This would lift about  90,000  children  out of poverty. This year, the government passed the Poverty Reduction Act, 2009, which will help ensure future governments keep poverty reduction as a priority.

Through a variety of programs  designed to reduce  poverty,  the  government  is already making a real difference in the lives of people living in poverty. These efforts  will  lessen the  suffering  of  families  hurt by the global  economic recession.

Supporting Incomes

In July 2009,  the Ontario  Child Benefit (OCB) was phased in two years ahead of schedule to reach a maximum of $1,100  annually  per child,  as announced in the
2009 Budget.  This measure provides a significant  increase in the cash benefits that low- and  moderate-income  families receive and supports families adversely affected by the current economic  downturn.  The OCB  acceleration  will provide over $400 million more in children's benefits between 2009-10 and 2011-12.  Over one million children benefit annually from the OCB.

----------------------------------------------------------------------------------------------------------
Acceleration of the Ontario Child Benefit                                                         Table 5
(Maximum Annual $ Per Child Per Benefit Year(1))
----------------------------------------------------------------------------------------------------------
                                                    2008-09        2009-10         2010-11        2011-12
----------------------------------------------------------------------------------------------------------
Previously Scheduled OCB Levels                         600            805             900          1,100
Accelerated OCB Levels                                  600          1,100           1,100          1,100
Increase due to OCB Acceleration                          -            295             200              -
----------------------------------------------------------------------------------------------------------
(1) The OCB benefit year is from July 1 to June 30. Source: Ontario Ministry of Finance
----------------------------------------------------------------------------------------------------------

On November 30 and December 1, 2009,  adult basic needs  allowances  and maximum shelter  allowances for recipients of the Ontario Disability Support Program and
Ontario  Works,  respectively,  will  increase  by two per  cent.  Other  social assistance  benefits,  including  Temporary  Care  Assistance and Assistance for
Children  with  Severe  Disabilities,  will  increase  by the same  amount.  The
Ministry of Health and Long-Term  Care comfort  allowance  will also increase by two per cent.

[Chart 3: Supporting Families Through the OCB and Social Assistance: bar graph]

After the rate increase and OCB  acceleration,  a single parent on Ontario Works with two children aged five and seven will have an annualized income of $22,730—
$1,110 higher than in 2008.  This is an increase of $5,670, or 33 per cent, from the family's 2003 annualized income of $17,060 (see Chart 3).

The McGuinty  government  increased social assistance rates by three per cent in the 2004 Budget and by two per cent in each of the 2006,  2007 and 2008 Budgets.
With the 2009 rate increase, social assistance benefits, with compounding,  will be 11.5 per cent higher than when the government took office.

With the proposed  personal  income tax cuts in the 2009  Budget,  approximately
90,000 lower-income taxpayers would no longer pay Ontario personal income tax.

Providing Shelter

The 2009  Budget  announced  that,  together  with the federal  government,  the
Province  would invest $1.2 billion over two years in housing  initiatives  that support the government's  Poverty Reduction Strategy.  These investments include more than $700 million to repair social housing units through the Social Housing
Renovation  and Retrofit  Program.  In addition,  more than $360 million will be provided to create affordable  housing units for low-income  seniors and persons with disabilities,  and $175 million directed to create new homes for low-income families,  senior  citizens,  persons  living with mental illness and victims of domestic violence.

The 2009 Budget also provided more than $5 million annually to stabilize funding for Rent Banks.  Since 2004, the  government has provided  nearly $24 million to
municipalities   for  rent  banks  and  has  assisted  over  15,500   low-income
households.

Support for Seniors

As announced in the 2008 Budget,  the Ontario  Senior  Homeowners'  Property Tax
Grant is  providing  grants of up to $250 to help low- to  middle-income  senior homeowners  pay their 2009 property  taxes.  Starting in 2010, the maximum grant amount will double to $500.  Over the next five  years,  the grant will  provide about $1 billion in property tax relief to over 600,000 seniors.

Since 2003, the government has made several improvements to the Ontario Property and Sales Tax  Credits  to  ensure  they  better  reflect  circumstances  facing low-income  seniors.  The 2009 Budget proposed to further increase the threshold at which senior  couples'  benefits  begin to be reduced,  to ensure that senior couples  receiving  the  guaranteed  minimum  level of income  from  governments receive the full  benefit  from these  credits.  Starting  in 2010,  the Ontario
Property and Sales Tax Credits  would be replaced with separate and enhanced tax credits.

The 2009 Budget  announced the  government's  intention to provide retirees with greater access to locked-in funds by increasing from 25 per cent to 50 per cent, unlocking  of new Life  Income  Funds  (LIFs),  effective  January 1,  2010.  In addition,  seniors who purchased a new LIF after  January 1, 2008,  will have an
opportunity  to  unlock  an  additional  25  per  cent  of  amounts   previously
transferred  into  their  existing  fund.   Remaining  old  LIFs  and  Locked-in
Retirement  Income  Funds  (LRIFs) will be  harmonized  with the updated new LIF rules.  The  Pension  Benefits  Act (PBA)  regulation  has now been  amended  to implement these changes.

Green Economy

The Ontario government is also addressing important environmental issues such as climate  change while  encouraging  the creation of green jobs. The Green Energy and Green Economy Act,  combined with more than $300 million in new  initiatives announced  in the 2009  Budget,  are helping  Ontario  make  progress on climate change.  These measures establish the foundation for a green economy to position
Ontario as a world leader of green energy.

The Green  Energy and Green  Economy  Act is helping to ensure  Ontario's  green economic future by attracting new investment in the renewable energy sector.

Since the Green Energy and Green Economy Act was passed this spring, Ontario has asked Hydro One to  immediately  proceed with  planning and  implementing  major transmission projects across Ontario.  About $2.3 billion will be spent by Hydro
One on transmission and distribution projects over the next three years.

The launch of the Feed-in Tariff program on October 1, 2009 will attract further investments in renewable energy projects across Ontario.

Ontario has also demonstrated  significant  progress on Canada's largest climate
change   initiative  as  Ontario  Power   Generation   prepares  to  close  four
coal-fuelled  power  units.  This  will help move the  province  to  electricity generated from greener sources, which will increase investment and opportunities in Ontario's green economy.

The Province has continued to build on this foundation with the  introduction of legislation  that, if passed,  would give the  government  authority to set up a greenhouse-gas emission trading system in Ontario. The proposed act would enable
Ontario to link to other North American and international cap-and-trade systems.
Linked  systems  provide  maximum  trading  opportunities  and reduce  costs for companies participating in a cap-and-trade system.

Supporting the Knowledge-Based Economy

Ontario  has the  third-largest  entertainment  and  creative  sector  in  North
America, after California and New York, and is a solid international  competitor in the rapidly growing interactive digital media sector.

The government's ongoing support is helping to strengthen the competitiveness of
Ontario's  entertainment and creative industries,  an important component of the new knowledge-based economy.

Interactive Digital Media Sector

The Ontario  Interactive  Digital  Media Tax Credit is a  refundable  tax credit available to qualifying  corporations for expenditures  related to the creation, marketing and distribution of eligible interactive digital media products.

The 2009 Budget  proposed  to  significantly  enhance  the tax credit  rates and extend the tax credit to more digital media game developers.

To strengthen  Ontario's  competitiveness  for  investment  in this sector,  the government  is  proposing  to  streamline  support for large,  specialized  game developers. (See Chapter V: Creating a More Competitive and Modern Tax System.)

Enhancing the Ontario Production Services Tax Credit

The Ontario  Production  Services Tax Credit (OPSTC) is a 25 per cent refundable tax credit for qualifying  labour  expenditures  available to  corporations  for qualifying  foreign film and television  production  services and  non-certified domestic film and television productions in Ontario.

--------------------------------------------------------------------------------
"It [expanding the OPSTC] will ensure Ontario  continues to attract  productions
that  generate  billions  of  dollars  in  economic  activity,   protecting  our
infrastructure and creating jobs throughout the industry."

Brian Topp, Co-Chair, FilmOntario, June 29, 2009
--------------------------------------------------------------------------------

As announced on June 29, 2009,  effective for qualifying  expenditures  incurred after June 30,  2009,  the OPSTC  would be  expanded  to  additional  production expenditures  incurred in Ontario,  including eligible service contracts as well as the purchase or rental of qualifying tangible  properties,  such as equipment and studio rentals.

Tax Cuts and the Harmonized Sales Tax Will Lead to Economic Growth

--------------------------------------------------------------------------------
"An immediate  priority for Ontario is to move toward harmonizing our provincial sales tax with the federal GST,  converting it to a value added tax. Research by us and others  shows  that this is the most  effective  tax change to  stimulate investment and job creation."

Roger Martin,  Dean of the Rotman School of  Management,  University of Toronto,
and Chair, Task Force on  Competitiveness,  Productivity and Economic  Progress,
Sixth Annual Report, November 2007
--------------------------------------------------------------------------------

Sales tax  harmonization  is the  single-most  important thing Ontario can do to increase  long-term  economic growth.  The proposed move to a value-added  sales tax,  together with other tax changes would increase  Ontario's  competitiveness dramatically  by  cutting  the  marginal  effective  tax rate  (METR)(1)  on new business  investment  in half.  A lower METR is  important  for  attracting  new investment.  Ontario's  METR  is  currently  well  above  the  average  for  the industrialized  countries  that are  members of the  Organisation  for  Economic
Co-operation and Development  (OECD).  The measures  proposed in the 2009 Budget would bring Ontario's METR below that average in 2010, as seen in Chart 4.

[Chart 4: Cutting Ontario's METR on New Business Investment in Half: bar graph]

Studies show that the proposed comprehensive tax package would provide Ontario's economy  with  the  boost  in  competitiveness  required  to  meet  the  growing challenges of an  integrated  global  economy.  The recent and proposed tax cuts complement the government's  investments in infrastructure,  research,  training and  education,  and help  ensure  continued  growth in  Ontarians'  standard of living.

Making Progress by Working with the Federal Government

Ontarians  expect  governments  at all  levels  to  work  together.  That is why
Ontario, along with the federal government,  is providing significant and timely stimulus to the economy  through  investments  in  infrastructure  and financial support for Ontario's auto sector.

The  Ontario  and  federal  governments  are also  working  together  to promote long-term economic development and growth. Supported by federal funding, Ontario has made significant investments in the skills of Ontarians.

In addition,  the proposed  sales tax  harmonization  is only  possible  through working in partnership with the federal government. This measure, along with the comprehensive tax package proposed in the 2009 Budget, would make Ontario one of
the  most  attractive   jurisdictions  in  the  industrialized   world  for  new
investments.

Ontario values this partnership with the federal  government and appreciates the significant  investments that have been made. While much has been  accomplished, the  federal  government  needs to do more to support  Ontarians  in  addressing current challenges.

The federal government  announced changes to Employment Insurance (EI) that will better support laid-off workers in Ontario.  However,  eligibility  rules for EI income support  continue to be  particularly  unfavourable  to most of Ontario's workforce.  The  Province  believes  that  laid-off  workers  should be  treated equitably regardless of where they live.

The  federal  government  can  also do  more to  ensure  long-term  support  for
Ontario's most vulnerable  citizens by  reconsidering  its decision to terminate the Early  Learning  and Child Care  agreement  and by  increasing  support  for low-income  individuals and families through further enhancements to the Working
Income Tax Benefit and the National Child Benefit Supplement.

Further,  investing  in  people  through  expanded  training  and  postsecondary education opportunities requires deeper investment by the federal government.

Finally,  the  Ontario  government  considers a healthy  pension and  retirement income  system to be an integral  part of Canada's  income  security  system and believes  that the security of retirement  income will become a defining  public issue in the years to come.  Given the importance of pensions to Ontarians,  the
Ontario  government  is calling  on the  federal  government  to host a National
Summit on  pensions  and  retirement  income as  endorsed  by the Council of the
Federation in August.

--------------------------------------------------------------------------------
(1)  The  METR  is a  comprehensive  measure  of  the  tax  that  applies  to an incremental dollar of income from new capital  investment.  It reflects the combined  effect of federal and provincial  corporate  income taxes,  rules related to depreciation, investment tax credits, capital and sales taxes.

                                  CHAPTER II
                         ------------------------------
                         Ontario's Economic Performance
                                and Outlook

ONTARIO'S ECONOMIC PERFORMANCE AND OUTLOOK
--------------------------------------------------------------------------------

This section outlines Ontario's current macroeconomic  outlook,  which underlies the fiscal plan.

THE GLOBAL RECESSION AND THE ONTARIO ECONOMY

Like other jurisdictions around the world, the Ontario economy has been hard hit by the global recession and financial  crisis. As of the second quarter of 2009,
Ontario  real  gross  domestic   product  (GDP)  was  5.0  per  cent  below  the
pre-recession  peak.  Employment  has declined by 205,200 jobs, or 3.0 per cent, from a year ago. Since 2003, Ontario has created 291,900 net new jobs.

Although there are signs that the economy has stabilized,  the pace of growth is expected to be gradual.  Gross domestic product is not expected to return to its pre-recession  level until the second quarter of 2011.  Because employment tends to lag GDP growth  during a recovery  —  businesses  increase the number of hours worked for existing employees before hiring new workers —  employment is not projected to reach its pre-recession level until late 2011.

-----------------------------------------------------------------------------------------------------------------
Ontario Economic Outlook                                                                                 Table 1
(Per Cent)
-----------------------------------------------------------------------------------------------------------------
                              2005       2006       2007       2008      2009p      2010p       2011p      2012p
                         ----------------------------------------------------------------------------------------
Real GDP Growth                2.9        2.4        2.1       (0.5)     (3.5)        2.0         3.0        3.3
Nominal GDP Growth             4.1        4.1        4.5        0.5      (3.8)        3.6         4.7        5.1
Employment Growth              1.3        1.5        1.6        1.4      (2.6)        0.6         2.3        2.5
CPI Inflation                  2.2        1.8        1.8        2.3        0.4        1.9         2.5        2.0
-----------------------------------------------------------------------------------------------------------------
p = Ministry of Finance planning projection.
Sources: Statistics Canada and Ontario Ministry of Finance.
-----------------------------------------------------------------------------------------------------------------

For planning purposes,  the Ministry of Finance is assuming a decline of 3.5 per cent in Ontario real GDP in 2009,  followed by gains of 2.0 per cent in 2010 and
3.0  per  cent  in  2011.  The  Ministry  of  Finance's  key  economic  planning assumptions,  finalized  on October 15,  2009,  are more  conservative  than the average private-sector forecasts available at that time.

Impact of the Global Financial and Economic Crisis

Over  the  past  year,  the  global   recession  has  had  a  severe  impact  on
jurisdictions  around the world — and Ontario is no exception.  The decline in global trade and a sharp drop in consumer and business  spending stemmed from the collapse in confidence  following  the financial  crisis that hit last fall.
Lower  international  demand led to a sharp drop in Ontario's exports,  which in turn forced businesses to cut production and employment. The decline in economic activity led to a drop in  corporate  profits of 49.7 per cent,  lower  business investment, rising unemployment and lower incomes.

[Chart 1: Ontario—U.S. Employment Declines: bar graph]

Ontario's  real GDP  declined  by 1.0 per cent in the  second  quarter  of 2009, following  sharper  declines in the previous two quarters  (-2.1 per cent in the first  quarter of 2009 and -1.5 per cent in the fourth  quarter of 2008).  Since the  fourth  quarter of 2007,  Ontario  real GDP has  declined  by 5.0 per cent.
Private-sector  forecasters estimate Ontario's decline in real GDP in 2009 to be similar to that of the  neighbouring  Great Lakes States —  Ontario's major competitors  —  though  larger  than that of the United  States as a whole.
Ontario has seen less severe  declines in  employment so far this year (-2.6 per cent) than  neighbouring  Great  Lakes  States and the United  States as a whole
(-3.8 per  cent).  Entering  the  downturn,  Ontario's  housing  market  was far healthier than that of the United States.  Canada's sound financial institutions and various  actions taken by the McGuinty  government  have also  mitigated the impact  of  the  global  recession  on  the  Ontario  economy.  See  Chapter  I:
Confronting  the Challenge  for more  information  on actions the  government is taking.

[Chart 2: Ontario—U.S. Comparative GDP Declines: bar graph]

However,  the global  economic  downturn hit Ontario's  economy  relatively hard compared to other  provinces.  Manufacturing,  especially the auto sector,  is a large and  important  part of  Ontario's  economy  and it has been  particularly
affected  by  the  recession.   Declining   U.S.   demand  caused  Ontario  auto
manufacturing  sales to fall by 37 per cent over the first eight months of 2009, compared  to the same period in 2008.  Ontario's  decline in real GDP in 2009 is expected to be  significantly  larger than Canada's as a whole,  and that of all the other provinces except Newfoundland and Labrador.

[Chart 3: Provincial Real GDP Declines, 2009: bar graph]

Because of the size of the auto  sector,  Ontario has also had larger job losses than  Canada as a whole  and all the other  provinces  except  Newfoundland  and
Labrador and British Columbia.  Ontario automotive employment has fallen by 25.5 per cent over the first nine months in 2009 compared to the same period in 2008.

[Chart 4: Provincial Employment Change, 2009: bar graph]

Uncertain and Challenging Global Economic Environment

Ontario's   economic  outlook  is  very  dependent  on  economic  and  financial conditions  outside its own  border,  particularly  U.S.  economic  growth,  oil prices,  the Canadian dollar  exchange rate and interest  rates.  Private-sector forecasts for these variables are summarized in the table below.

-----------------------------------------------------------------------------------------------------------------
External Variables                                                                                       Table 2
Private-Sector Forecast
-----------------------------------------------------------------------------------------------------------------
                                                     2010                   2011                   2012
                                            ---------------------------------------------------------------------
                                             Low     Avg.    High    Low    Avg.    High    Low    Avg.    High
                                            ---------------------------------------------------------------------
U.S. Real GDP Growth (Per Cent)              1.1     2.5     3.7     1.3    3.1     4.4     1.9    3.3     5.3
Crude Oil ($US per Barrel)                  66.5    74.2    90.0    68.9   77.5    86.0    74.2   83.8    95.6
Canadian Dollar (Cents US)                  88.4    93.7    99.3    90.8   94.5   102.0    92.3   96.6   105.0
Three-Month Treasury Bill Rate (Per Cent)    0.3     0.7     1.4     1.4    2.4     3.6     2.9    3.7     4.6
10-Year Government Bond Rate (Per Cent)      3.5     3.8     4.3     4.0    4.3     4.5     4.3    4.8     5.2
-----------------------------------------------------------------------------------------------------------------
Sources: Blue Chip Economic Indicators (October 2009) and Ontario Ministry of Finance Survey of Forecasts
         (October 15, 2009).
-----------------------------------------------------------------------------------------------------------------

The global economy remains  vulnerable to a number of risks that could adversely affect future growth.

For instance, any further rounds of financial market turbulence could once again limit access to financing and reduce  confidence and wealth,  which could hinder any economic growth.

The U.S. economy, critically important for Ontario's export-oriented businesses, is beginning to emerge from one of the deepest  recessions  on record.  However, job losses  continue,  consumer  spending  remains weak and business  investment continues to soften.

Projected  increases in oil prices,  a strengthening  Canadian dollar and rising interest rates all represent challenges for the Ontario economy going forward.

The wide  range of  forecasts  in Table 2 above  shows  how  difficult  it is to predict economic  performance,  creating risks to the Ontario  economy.  Table 3 shows the implications of changes in key external factors,  under the assumption that no other variables will change.

-----------------------------------------------------------------------------------------------------------------
Impacts of Changes in Key Assumptions on Ontario Real GDP Growth(1)                                      Table 3
(Percentage Point Increase)
-----------------------------------------------------------------------------------------------------------------
                                                                               First Year            Second Year
                                                                    ---------------------------------------------
Canadian Dollar Depreciates by Five Cents US                                   0.1 to 0.8             0.5 to 1.2
World Crude Oil Prices Decrease by $10 US per Barrel(2)                        0.1 to 0.3             0.1 to 0.3
U.S. Real GDP Growth Increases by One Percentage Point                         0.3 to 0.7             0.4 to 0.8
Canadian Interest Rates Decrease by One Percentage Point                       0.1 to 0.5             0.2 to 0.6
-----------------------------------------------------------------------------------------------------------------
(1)  Impacts based on changes being  sustained.  The estimated  impacts shown in the table are most  applicable  to small changes in key  assumptions.  Very large shocks are likely to have less predictable effects,  particularly due to their potential impact on confidence and expectations.
(2)  The impact estimates for lower world oil prices reflect the positive effect of lower oil prices on Ontario alone, and exclude the stimulative impact on
     U.S. and rest-of-world economic activity.
Source: Ontario Ministry of Finance.
-----------------------------------------------------------------------------------------------------------------

Ontario Economy Beginning to Stabilize

Recent  economic  data  provide  early  signs that the economy is  beginning  to stabilize.  Financial  markets  have  normalized  to a large degree while equity markets and housing  sales have moved  higher.  These  developments  have helped improve both consumer and business confidence.  The Conference Board of Canada's index of  consumer  attitudes  for Ontario has  increased  for nine  consecutive months and is up almost 43 per cent from a low in December 2008.

[Chart 5: Ontario Employment: line graph]

Ontario's international  merchandise exports increased in June, July and August, reflecting gains in exports of automotive  products.  Manufacturing sales are up
9.3 per cent from the recent low in May.

After declines over the first five months of 2009,  Ontario's  labour market has shown  signs of  stabilizing,  with  modest  job gains in the past four  months.
Wholesale trade, an important  indicator of the overall strength of the economy, has increased over the past six months,  up almost nine per cent from the recent low in January. Housing resales have increased in seven of the past eight months and are up over 60 per cent from the low in January.

Though  some  economic  signs are  improving,  the  damage  caused by the global recession has been  considerable.  Household wealth and consumer  confidence are still below  pre-recessionary  levels  while  retail  sales  remain 5.1 per cent lower.  Compared  to a year  ago,  manufacturing  sales  are  down 19 per  cent, international  exports are down over 28 per cent and wholesale  trade has fallen
6.7 per cent.  Even with the recent growth,  housing resales are down by 1.4 per cent so far this year  compared to the same period a year ago and  employment is still  lower by 205,200  jobs since the peak in  September  2008.  The  measures introduced  in  Ontario's  2009 Budget  Confronting  the  Challenge  are helping families weather the global economic storm.

Outlook for Ontario Economic Growth

Based on the most up-to-date information,  Ontario's economy is expected to grow by a  modest  2.0 per  cent in 2010 and then by 3.0 per cent in 2011 and 3.3 per cent in 2012.  Despite this growth,  it will take Ontario  considerable  time to regain its pre-recession level of activity.

[Chart 6: Ontario Real GDP Growth: bar graph]

Improving  U.S. and global  demand is expected to  contribute to a turnaround in
Ontario's export growth. As well,  stronger growth in other provinces will boost interprovincial  exports.  The  domestic  economy is  expected to be a source of strength,  supported by a healthy housing market, gains in consumer spending and increased business investment. The prospects for strong growth in investment are even better, due to the major increase in tax competitiveness  that would result from the 2009 Budget's  proposed tax cuts and Harmonized  Sales Tax. See Chapter
V: Creating a More Competitive and Modern Tax System for more information on the benefits of Ontario's  comprehensive tax package. It is projected that this will lead to strengthened business investment in both machinery and equipment as well as commercial and industrial construction.

Private-sector forecasters project 360,000 jobs will be created over the 2010 to
2012 period and employment is expected to reach its  pre-recession  level during
the  latter  half  of  2011.  According  to  private-sector   forecasters,   the
unemployment  rate is  expected  to edge up from 9.3 per cent in 2009 to 9.9 per cent in 2010 as the number of job seekers  outpaces the number of people getting jobs. Over the medium term,  Ontario's  unemployment  rate is expected to remain elevated, declining to 7.8 per cent in 2012.

Future gains in  employment  and  improving  household  wealth are  projected to support an increase in consumer  spending of 1.2 per cent in 2010,  2.7 per cent in 2011 and 3.3 per cent in 2012. The number of home resales is expected to rise by 3.6 per cent in 2010 and by an average of 3.6 per cent  annually  in 2011 and
2012. The resale market should  support  moderate price gains of 2.0 per cent in
2010 and average 3.0 per cent a year in 2011 and 2012.  Current tight conditions in the resale market are expected to ease as housing  starts expand with growing housing demand, rising from 50,000 units in 2010 to 70,000 units in 2012.

Sales tax harmonization, together with Corporate Income Tax cuts and elimination of the Capital Tax, would significantly increase Ontario's competitiveness.  The dramatically  lower  marginal  effective tax rate on new  investment  would spur capital  investment  in the  province.  The  substantial  increases  in  capital investment  in Ontario  would help  create new,  higher-paying  jobs for Ontario workers and help increase long-term economic growth in the province.

PRIVATE-SECTOR FORECASTS

Table 4 shows current private-sector forecasts for the Ontario economy.

-----------------------------------------------------------------------------------------------------------------
Private-Sector Forecasts for Ontario Real GDP Growth                                                     Table 4
(Per Cent)
-----------------------------------------------------------------------------------------------------------------
                                                                            2009       2010      2011       2012
                                                                       ------------------------------------------
Conference Board of Canada (October)                                       (3.0)        3.2       4.0        4.5
IHS Global Insight (July)                                                  (2.9)        1.9       3.3        3.5
Centre for Spatial Economics (July)                                        (3.6)        2.0       3.3        3.7
University of Toronto (October)                                            (3.9)        2.4       3.8        3.5
RBC Financial Group (September)                                            (3.1)        2.6         -          -
Scotiabank Group (October)                                                 (3.0)        2.6         -          -
TD Bank Financial Group (October)                                          (2.7)        2.6       3.1          -
Desjardins Group (September)                                               (3.8)        2.0       2.5        2.5
BMO Capital Markets (October)                                              (3.1)        2.7         -          -
CIBC World Markets (October)                                               (3.5)        2.1       3.5          -
-----------------------------------------------------------------------------------------------------------------
Private-Sector Survey Average                                              (3.3)        2.4       3.4        3.5
-----------------------------------------------------------------------------------------------------------------
Ontario's Planning Assumption                                              (3.5)        2.0       3.0        3.3
-----------------------------------------------------------------------------------------------------------------
Sources: Ontario Ministry of Finance and Ontario Ministry of Finance Survey of Forecasts (October 15, 2009).
-----------------------------------------------------------------------------------------------------------------

The Ministry of Finance consults extensively with private-sector  forecasters to ensure its  economic  projections  are  reasonable  and its  economic and fiscal policy is  appropriate.  The Ontario  government's  projections  are based on an average of private-sector  forecasts. In order to plan prudently, the government is more conservative in its projections.

The Ontario  Economic  Forecast  Council was  established  as part of the Fiscal
Transparency  and  Accountability  Act, 2004 to provide advice on  macroeconomic forecasts  and  assumptions.  The  council  members  are Peter  Dungan  from the
University of Toronto,  Glen Hodgson from the Conference Board of Canada,  Ernie
Stokes from the Centre for Spatial Economics and Dale Orr from Dale Orr Economic
Insight.   The  Minister  of  Finance  met  with   Council   members  and  other
private-sector forecasters in the process of preparing the 2009 Ontario Economic
Outlook and Fiscal  Review to hear their views on the  economic  outlook and how the government should respond to the increase in the deficit,  given the current challenging economic climate.

DETAILS OF THE ONTARIO ECONOMIC OUTLOOK

The following table shows details of the Ministry of Finance's economic outlook for 2009 to 2012.

-----------------------------------------------------------------------------------------------------------------
The Ontario Economy, 2007 to 2012                                                                        Table 5
(Per Cent Change)
-----------------------------------------------------------------------------------------------------------------
                                                     Actual                            Projected
                                        -------------------------------------------------------------------------
                                               2007        2008        2009        2010         2011        2012
                                        -------------------------------------------------------------------------
Real Gross Domestic Product                     2.1        (0.5)       (3.5)        2.0          3.0         3.3
   Personal Consumption                         3.9         2.7        (0.2)        1.2          2.7         3.3
   Residential Construction                     1.9        (2.2)       (9.5)        1.3          4.3         3.5
   Non-residential Construction                18.1        (9.7)      (21.6)        1.0          1.9         4.1
   Machinery and Equipment                      5.0         0.6       (18.4)        1.5          5.0         6.2
   Exports                                      0.5        (5.5)      (15.9)        2.0          5.2         5.3
   Imports                                      3.3        (2.2)      (16.1)        3.0          5.0         5.0
Nominal Gross Domestic Product                  4.5         0.5        (3.8)        3.6          4.7         5.1
Other Economic Indicators
   Retail Sales                                 3.9         3.5        (3.5)        3.6          4.1         4.0
   Housing Starts (000s)                       68.1        75.1        48.5        50.0         60.0        70.0
   Personal Income                              5.0         3.8        (0.7)        2.6          4.4         5.1
   Labour Income                                4.5         4.2        (1.2)        2.1          4.4         5.1
   Corporate Profits                            0.3       (14.2)      (38.9)       23.5         14.4         6.5
   Consumer Price Index                         1.8         2.3         0.4         1.9          2.5         2.0
Labour Market
   Employment                                   1.6         1.4        (2.6)        0.6          2.3         2.5
   Job Creation (000s)                          101          94        (171)         40          152         168
   Unemployment Rate (per cent)                 6.4         6.5         9.3         9.9          9.0         7.8
Key External Variables
   Crude Oil ($ US per Barrel)                 72.3        99.6        61.2        78.5         81.8        83.7
   U.S. Real Gross Domestic Product             2.1         0.4        (2.5)        2.5          3.1         3.3
   Canadian Dollar (Cents US)                  93.1        93.7        88.0        95.0         96.0        97.0
   3-month Treasury Bill Rate                   4.1         2.3         0.3         0.7          2.4         3.7
   10-year Government Bond Rate                 4.3         3.6         3.3         3.8          4.3         4.8
-----------------------------------------------------------------------------------------------------------------
Sources: Statistics Canada, Canada Mortgage and Housing Corporation, Bank of Canada, New York Mercantile
Exchange, U.S. Bureau of Economic Analysis, Blue Chip Economic Indicators and Ontario Ministry of Finance.
-----------------------------------------------------------------------------------------------------------------

COMPARISON TO THE 2009 ONTARIO BUDGET

Table 6 compares current economic assumptions with those in the 2009 Budget.

-----------------------------------------------------------------------------------------------------------------
Changes in Key Economic Forecast Assumptions,                                                            Table 6
2009 Fall Economic Statement Compared to 2009 Ontario Budget (Per Cent Change)
-----------------------------------------------------------------------------------------------------------------
                                             2009                      2010                      2011
                                   ------------------------------------------------------------------------------
                                      Budget    Fall Update     Budget    Fall Update      Budget    Fall Update
                                   ------------------------------------------------------------------------------
Real Gross Domestic Product            (2.5)          (3.5)        2.3            2.0         3.3            3.0
Nominal Gross Domestic Product         (2.4)          (3.8)        3.6            3.6         4.7            4.7
Retail Sales                           (1.0)          (3.5)        3.8            3.6         4.0            4.1
Housing Starts (000s)                  50.0           48.5        55.0           50.0        65.0           60.0
Personal Income                         0.6           (0.7)        3.6            2.6         4.6            4.4
Labour Income                           0.3           (1.2)        3.2            2.1         4.2            4.4
Corporate Profits                     (24.8)         (38.9)        9.5           23.5         8.2           14.4
Employment                             (2.0)          (2.6)        0.8            0.6         1.6            2.3
Job Creation (000s)                    (135)          (171)         54             40         107            152
Key External Variables
Crude Oil ($ US per Barrel)            47.3           61.2        55.5           78.5        60.4           81.8
U.S. Real Gross Domestic Product       (2.6)          (2.5)        1.9            2.5         3.4            3.1
Canadian Dollar (Cents US)             80.0           88.0        85.0           95.0        88.0           96.0
3-month Treasury Bill Rate              0.6            0.3         1.1            0.7         3.1            2.4
10-year Government Bond Rate            2.9            3.3         3.3            3.8         4.4            4.3
-----------------------------------------------------------------------------------------------------------------
Sources: Blue Chip Economic Indicators and Ontario Ministry of Finance.
-----------------------------------------------------------------------------------------------------------------

                                 CHAPTER III
                               --------------
                               Fiscal Outlook

                                             SECTION A: ONTARIO'S FISCAL OUTLOOK

The government  has taken  decisive  measures to reduce the impact on Ontario of
the  severe  global  recession  and  financial  crisis  by  making   substantial
investments in infrastructure,  supporting the automotive  sector,  investing in skills training,  and sustaining public services.  The latest economic forecasts indicate that the Ontario  economy is beginning to stabilize,  having  benefited from the government's stimulus initiatives and increased household spending.

The  government is now  projecting  deficits of $24.7 billion in 2009-10,  $21.1 billion in 2010-11 and $19.4  billion in 2011-12.  These  projections  reflect a reduction  in  anticipated  revenues due to lower  2008-09  results and a weaker
economy  in  2009.  The  decision  to  run  a  deficit  also   demonstrates  the
government's commitment to help Ontario families during these difficult times by maintaining  key public  services  while also  positioning  the  province  to be competitive in the global market.

This  chapter  provides  an update to the fiscal  outlook  for  2009-10  and the medium-term forecast for 2010-11 and 2011-12.

2009-10 FISCAL PERFORMANCE
--------------------------------------------------------------------------------

The fiscal  outlook  for  2009-10  reflects a weaker  Ontario  economy  than was projected in the 2009 Budget,  and  increased  spending due to the impact of the global economic  downturn.  While signs of economic  stabilization are emerging,
Ontario is still experiencing the effects of the global recession. Total revenue in  2009-10 is  currently  projected  to be $90.2  billion,  a decrease  of $5.8 billion or 6.0 per cent from the 2009 Budget forecast,  reflecting the effect of a weak global economy and its impact on Ontario.

[Chart 1: Evolution of 2009-10 Revenue Outlook: line graph]

Total expense in 2009-10 is currently  estimated to be $113.7  billion,  4.4 per cent  higher  than the 2009  Budget  forecast.  Ongoing  government  measures to maintain  services and lessen the effect of the economic  crisis have  increased spending on vital  programs  within the Ministry of Health and  Long-Term  Care,
Ministry of Community and Social Services and Ministry of Training, Colleges and
Universities.  Higher expenses have also been driven by time-limited  support to the  automotive  sector,  additional  spending  for  social  assistance  and the
Province's response to the H1N1 flu virus.

--------------------------------------------------------------------
2009-10 In-Year Fiscal Performance                          Table 1
($ Millions)
--------------------------------------------------------------------
                             Budget Plan       Current      In-Year
                                 Outlook Change
                             ---------------------------------------
Revenue                           95,980        90,180       (5,800)
Expense
   Programs                       99,579       104,290        4,711
   Interest on Debt                9,301         9,406          105
                             ---------------------------------------
Total Expense                    108,880       113,696        4,816
Reserve                            1,200         1,200            -
                             ---------------------------------------
Surplus/(Deficit)                (14,100)      (24,716)     (10,616)
--------------------------------------------------------------------

The 2009 Budget plan also  included a $1.2  billion  reserve to protect  against adverse changes in the Province's  revenue and expense outlook,  including those resulting from changes in Ontario's economic performance. The Province continues to  maintain  this  reserve,  as  well  as  significant  contingency  funds,  in recognition  of the continued  economic  uncertainty  that could further  impact
Ontario's finances.

2009-10 REVENUE CHANGES SINCE 2009 BUDGET
--------------------------------------------------------------------------------

The global recession and financial crisis that have severely  affected the world economy over the past year continue to affect  Ontario's  revenues.  The 2009-10 revenue  outlook,  at $90.2  billion,  is $5.8  billion  below  the 2009  Budget forecast,  largely  reflecting a weaker economy in 2009 and new information from the ongoing processing of 2008 personal and corporate tax returns.

-----------------------------------------------------------------------------------------------------------------
2009-10 Summary of Revenue Changes Since Budget                                                          Table 2
($ Millions)
-----------------------------------------------------------------------------------------------------------------
Taxation Revenue Changes
   Corporations Tax                                                                                      (2,650)
   Personal Income Tax                                                                                   (2,435)
   Retail Sales Tax                                                                                        (500)
   Ontario Health Premium                                                                                  (125)
   Employer Health Tax                                                                                      (90)
                                                                                                   --------------
Total Revenue Changes Since Budget                                                                       (5,800)
-----------------------------------------------------------------------------------------------------------------

DETAILS OF 2009-10 IN-YEAR REVENUE CHANGES
--------------------------------------------------------------------------------
Key revenue changes from the 2009 Budget forecast include:

o    Corporations  Tax (CT) revenues are forecast to be $2,650 million,  or 31.1 per cent,  lower  largely  due to the  impact of the global  recession  and financial  crisis on corporate income taxes in 2008. Since the 2009 Budget,
     processing  of  2008  corporate  tax  returns  lowered   estimated  2008-09
     revenues, which lowers the base upon which projected changes are applied in forecasting  revenues for 2009-10 and beyond. In addition,  the most recent information  from tax return  processing has further  lowered  estimated CT revenues,  resulting in a decrease of $1.2 billion as past-year adjustments are  included in the current  year.  There is a  relatively  high degree of uncertainty in forecasting  corporate  taxes,  reflecting both the inherent volatility  of these  taxes and  information  lags with  respect to current corporate performance.

o    Personal Income Tax (PIT) revenues are projected to be $2,435  million,  or
     9.7 per cent,  lower  due to  weaker  2009  wages  and  salaries  and lower revenues from processing  past-year personal income tax returns.  Since the
     2009 Budget,  processing of tax returns has yielded 2008-09  revenues below
     Budget  estimates,  lowering  the base upon  which  projected  changes  are applied for 2009-10 and beyond.  As well, new  information  from tax return processing  results in a decrease of $450 million as past-year  adjustments are included in the current year.

o    Retail Sales Tax (RST) revenues are expected to be $500 million, or 2.8 per cent,  lower due to the weaker outlook for retail sales in 2009 and a lower
     2008-09  retail  sales tax revenue  base than  estimated at the time of the
     Budget.

o    Ontario Health  Premium (OHP) revenues are expected to be $125 million,  or
     4.4 per cent,  lower,  reflecting  weaker  2009  wages and  salaries  and a lower-than-estimated 2008-09 base. As well, new information from tax return processing  results in a  one-time  decrease  of $60  million in 2009-10 as past-year adjustments are included in the current year.

o    Employer Health Tax (EHT) revenues are projected to be $90 million,  or 1.9 per  cent,  lower,  reflecting  weaker  2009  wages  and  salaries,  and  a lower-than-estimated  2008-09  base upon which the  projected  changes  are applied for 2009-10 and beyond.

2009-10 EXPENSE CHANGES SINCE 2009 BUDGET

Total  expense in 2009-10 is  currently  projected to be $113.7  billion,  a net increase of $4.8  billion  from the 2009  Budget  forecast.  This change  mainly reflects support to the automotive sector, an increase in the Ministry of Health and Long-Term  Care for the Ontario  Health  Insurance  Program,  investments in skills  training in the Ministry of Training,  Colleges  and  Universities,  and
additional  spending  for  social  assistance  due to the  increased  number  of
Ontarians  requiring income support from the government.  These investments have helped  cushion the effect of the recession on families and  communities  across
Ontario.

-----------------------------------------------------------------------------------------------------------------
2009-10 Summary of In-Year Expense Changes Since Budget                                                  Table 3
($ Millions)
-----------------------------------------------------------------------------------------------------------------
Program Expense Changes
Non-Core Program Expense Changes
   One-Time Expense
   Automotive Sector Support(1)                                                               4,000.0
   Ministry of Health and Long-Term Care — Province's response to the H1N1 Flu Virus            650.0
                                                                                           -----------
   Total One-Time Expense                                                                                4,650.0
   Additional Funding Related to the Economic Downturn
   Ministry of Training, Colleges and Universities — Labour Market and Training Programs        294.7
   Ministry of Community and Social Services — Social Assistance                                254.2
   Ministry of Education: School Boards — Lower-than-Forecast Education Property Tax             30.0
      Revenues
                                                                                           -----------
   Total Additional Funding Related to the Economic Downturn                                               578.9
                                                                                                       ----------
Total Non-Core Program Expense Changes                                                                   5,228.9

Core Program Expense Changes
   Ministry of Health and Long-Term Care — OHIP Increase                                        700.0
   Ministry of Training, Colleges and Universities — OSAP and Enrolment Pressures                95.0
   All Other Core Program Expense                                                                16.9
                                                                                           -----------
Total Core Program Expense Changes                                                                         811.9

Net Changes to Contingency Funds                                                                        (1,330.0)
                                                                                                       ---------
Total Program Expense Changes                                                                            4,710.9
Interest on Debt                                                                                           105.0
                                                                                                       ----------
Total In-Year Expense Changes Since Budget                                                               4,815.9
-----------------------------------------------------------------------------------------------------------------
(1)  As published in the First Quarter Ontario Finances.
Note:  Numbers may not add due to rounding.
-----------------------------------------------------------------------------------------------------------------

DETAILS OF 2009-10 IN-YEAR EXPENSE CHANGES

The majority of changes in Provincial program spending since the 2009 Budget are related to non-core program expense — mainly time-limited investments being made to protect and create jobs for Ontarians while also maintaining key public services. It is essential that the government continue to take action to counter the effects of the recession.

The following expense changes have occurred since the 2009 Budget:

Non-Core Program Expense Changes

o    Ministry of Finance - Automotive Sector Support: An estimated fiscal impact of $4,000 million,  to support the automotive  industry,  partially  offset from the Operating Contingency Fund.

o    Ministry of Health and  Long-Term  Care —  Province's  response to the
     H1N1 flu virus: A one-time  increase of up to $650 million for the purchase and delivery of the H1N1  vaccine,  supplies and  equipment for health care workers, flu centres, testing and communications activities.

o    Ministry of  Training,  Colleges  and  Universities:  An increase of $294.7 million to  provide  additional  support  for  labour  market and  training programs,  which are experiencing  unprecedented demand due to the economic downturn.

o    Ministry of Community and Social  Services:  An increase of $254.2  million for social  assistance  due to a caseload  increase over the previous year, which is  related  to 2009  unemployment  now  projected  at 9.3 per  cent, compared to the 8.8 per cent anticipated in the 2009 Budget.

o    Ministry of Education - School  Boards:  An  additional  $30 million in the
     Ministry of Education  School  Boards' Net Expense  reflects an increase in
     provincial  transfers  to  school  boards  to  offset   lower-than-forecast
     education property tax revenues.

Core Program Expense Changes

o    Ministry of Health and  Long-Term  Care:  An  increase  of $700  million to accommodate  higher-than-anticipated costs in the OHIP plan, due to factors such as increased  patient and  physician  enrolment in primary care models and reimbursements for services provided outside of Ontario.

o    Ministry of Training, Colleges and Universities: An increase of $95 million due to  enrolment  growth and Ontario  Student  Assistance  Program  (OSAP)
     pressures.

o    All Other Core Program Expense: A net increase of $16.9 million,  mainly as a result of funding for Legal Aid Ontario.

o    The Operating  Contingency Fund has decreased by a net $1,330 million since the 2009 Budget,  mainly  reflecting  offsets for support to the automotive sector and allocations to fund expense changes in other ministries.

Interest on Debt  expense  for the year is forecast to increase by $105  million due to the impact of a higher deficit projected for 2009-10.

Federal-Provincial Infrastructure Investments in the 2009 Budget

-----------------------------------------------------------------------------------------------------------------
2009-10 Inter-Ministry Transfers Related to Federal-Provincial Infrastructure Investments                Table 4
($ Millions)
-----------------------------------------------------------------------------------------------------------------
Transfer to:
   Ministry of Agriculture, Food and Rural Affairs(1)                                         1,055.8
   Ministry of Training, Colleges and Universities                                              489.2
   Ministry of Municipal Affairs and Housing(2)                                                 233.1
   Ministry of Health Promotion                                                                 192.6
                                                                                           -----------
                                                                                                         1,970.8
Transfer from:
   Ministry of Energy and Infrastructure                                                                (1,970.8)
                                                                                                       ----------
Net Change in Expense                                                                                          -
-----------------------------------------------------------------------------------------------------------------
(1)  Includes  transfer  of $14.7  million for Huron  Elgin  London  Clean Water
     Project, as published in the First Quarter Ontario Finances.
(2)  As published in the First Quarter Ontario Finances.  Note:  Numbers may not
     add due to rounding.
Note: Numbers may not add due to rounding.
-----------------------------------------------------------------------------------------------------------------

The 2009  Budget  outlined  new  federal-provincial  infrastructure  investments totalling  $3.2  billion in 2009-10 to preserve  and create jobs in Ontario.  As contribution  agreements were negotiated with delivery partners,  the government has moved  funding  from the  Ministry of Energy and  Infrastructure  to various ministries, as follows:

o    Ministry of  Agriculture,  Food and Rural Affairs:  An increase of $1,055.8 million as a result of a transfer  from  federal-provincial  infrastructure funding  under the  Ministry of Energy and  Infrastructure,  to support the municipal intake of the Infrastructure  Stimulus Fund and Intake Two of the
     Building Canada Fund - Communities Component.  Also includes a transfer for
     Huron Elgin London Clean Water  Project,  as published in the First Quarter
     Ontario Finances.

o    Ministry of  Training,  Colleges  and  Universities:  An increase of $489.2 million  as a result of a  transfer  of  federal-provincial  infrastructure
     funding  from  the  Ministry  of  Energy  and   Infrastructure  to  support
     postsecondary  investments,  including 49 college and  university  projects under the Knowledge Infrastructure Program.

o    Ministry of Municipal  Affairs and Housing:  An increase of $233.1  million due to a  transfer  from the  Ministry  of Energy  and  Infrastructure,  to support new affordable  housing programs for low-income seniors and persons with  disabilities,  and to extend the  Canada-Ontario  Affordable  Housing
     Program, as published in the First Quarter Ontario Finances.

o    Ministry of Health Promotion:  An increase of $192.6 million as a result of
     a  transfer  from  federal-provincial   infrastructure  funding  under  the
     Ministry of Energy and  Infrastructure,  to support the Ontario  Recreation
     Program and the Recreational Infrastructure Canada Program in Ontario.

o    Ministry of Energy and Infrastructure:  A decrease of $1,970.8 million as a result of infrastructure  funding transfers to other ministries,  including the Ministry of Agriculture,  Food and Rural Affairs, Ministry of Training,
     Colleges and Universities,  Ministry of Municipal Affairs and Housing,  and
     Ministry of Health Promotion.

                                 SECTION B: ONTARIO'S MEDIUM-TERM FISCAL OUTLOOK

MEDIUM-TERM REVENUE OUTLOOK
--------------------------------------------------------------------------------

The medium-term  revenue  forecast  reflects the Ministry of Finance's  economic outlook and the  estimated  impact of  government  policy  decisions.  (For more information on Ontario's  economic outlook,  see Chapter II: Ontario's  Economic
Performance and Outlook.)

-----------------------------------------------------------------------------------------------------------------
Summary of Medium-Term Revenue Outlook                                                                   Table 5
($ Billions)
-----------------------------------------------------------------------------------------------------------------
                                                                                   Projected Outlook
                                                             Actual  --------------------------------------------
Revenue                                                     2008-09        2009-10        2010-11        2011-12
                                                      -----------------------------------------------------------
   Taxation Revenue                                            62.4           59.1           64.3           67.4
   Government of Canada                                        16.6           19.2           23.0           20.5
   Income from Government Business Enterprises                  4.0            4.3            4.5            4.8
   Other Non-Tax Revenue                                        7.5            7.6            7.6            7.4
                                                      -----------------------------------------------------------
Total Revenue                                                  90.5           90.2           99.3          100.0
-----------------------------------------------------------------------------------------------------------------
Note: Numbers may not add due to rounding.
-----------------------------------------------------------------------------------------------------------------

The medium-term Taxation Revenue outlook reflects the latest revenue information and current projections on economic performance. The medium-term revenue outlook also  anticipates  that  corporations  will continue to apply some of their 2008 losses  against  future tax  liabilities.  Policy  measures  announced  to date, including those subsequent to the 2009 Budget, are also included in the outlook.

The outlook for Government of Canada transfers,  Income from Government Business
Enterprises  and Other Non-Tax  Revenue is unchanged  from the 2009 Budget.  The projection for transfers from the Government of Canada  includes $3.0 billion in
2010-11 and $1.3  billion in 2011-12 in support of a move to a more  competitive
Ontario economy through the  implementation of a Harmonized Sales Tax (HST). For more information on these projections,  see the 2009 Ontario Budget, Chapter II,
Section D, Ontario's Revenue Outlook.

MEDIUM-TERM REVENUE CHANGES SINCE THE 2009 BUDGET
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
Summary of Medium-Term Revenue Changes Since Budget                                                     Table 6
($ Billions)
-----------------------------------------------------------------------------------------------------------------
Source of Change                                                             2009-10       2010-11       2011-12
                                                                        -----------------------------------------
   Weaker Economic Outlook                                                     (1.8)         (1.9)         (2.0)
   Lower 2008-09 Revenues                                                      (2.3)         (2.3)         (2.3)
   Past-Year Tax Return Processing                                             (1.7)          0.0           0.0
   Proposed Enhancements to the Ontario Production Services Tax Credit         (0.1)         (0.1)         (0.1)
                                                                        -----------------------------------------
Total Revenue Changes                                                          (5.8)         (4.3)         (4.4)
-----------------------------------------------------------------------------------------------------------------
Note: Numbers may not add due to rounding.
-----------------------------------------------------------------------------------------------------------------

The  medium-term  forecast for total  revenues is lower in each year compared to the 2009 Budget.

A weaker economic outlook, particularly in 2009, lowers revenues from 2009-10 to
2011-12.  The economic  outlook is discussed in detail in Chapter II:  Ontario's
Economic Performance and Outlook.

Lower  2008-09  revenues  than  assumed in the 2009  Budget  resulted in a lower revenue  base upon which  projected  changes are  applied,  lowering the revenue outlook on an ongoing  basis from  2009-10.  The  ongoing  past-year  tax return impact noted above also includes the  potential  application  of 2008  corporate losses against future tax liabilities.

New tax return processing  information results in a one-time revenue decrease in
2009-10 as past year adjustments are included in the current year.

Proposed  Enhancements  to  the  Ontario  Production  Services  Tax  Credit  are
discussed  in detail in Chapter V:  Creating a More  Competitive  and Modern Tax
System.

MEDIUM-TERM FISCAL OUTLOOK
--------------------------------------------------------------------------------

The  recession  has  been  deeper  than  even  the  most  pessimistic   economic
forecasters  predicted  at the time of the 2009  Budget.  Ontario  has met these
economic  and  fiscal  challenges   head-on,   but  uncertainties   remain.  The
medium-term  outlook now reflects further  deterioration in Ontario revenue as a result of the deep global  recession,  as well as the impact on  expenditures of policy  measures  taken by the government to help lessen the burden on Ontario's families and businesses.

-----------------------------------------------------------------------------------------------------------------
Medium-Term Fiscal Projections                                                                           Table 7
($ Billions)
-----------------------------------------------------------------------------------------------------------------
                                                                                    Projected Outlook
                                                             Actual --------------------------------------------
                                                            2008-09        2009-10        2010-11        2011-12
                                                      -----------------------------------------------------------
Revenue                                                        90.5           90.2           99.3          100.0
Expense
   Programs                                                    88.3          104.3          108.6          106.3
   Interest on Debt                                             8.6            9.4           10.6           11.9
                                                      -----------------------------------------------------------
Total Expense                                                  96.9          113.7          119.2          118.2
Reserve                                                           -            1.2            1.2            1.2
                                                      -----------------------------------------------------------
Surplus/(Deficit)                                              (6.4)         (24.7)         (21.1)         (19.4)
-----------------------------------------------------------------------------------------------------------------
Note: Numbers may not add due to rounding.
-----------------------------------------------------------------------------------------------------------------

The government is projecting deficits of $24.7 billion in 2009-10, $21.1 billion in 2010-11 and $19.4 billion in 2011-12.  Revenue projections are lower than the
2009  Budget  levels as a result of downward  revisions  to  Ontario's  economic forecast  and new  information  from the ongoing  processing  of  past-year  tax returns.

In  response  to the deeper  economic  downturn,  the  government  has taken the necessary step of running larger  deficits in the near term to deliver  targeted and timely stimulus to shelter  Ontario  families from the worst of the economic storm. As a result,  total expense over the medium term is projected to increase from  $113.7  billion in 2009-10 to $118.2  billion in 2011-12.  Investments  in skills training,  increased  expenditures for social assistance,  in addition to higher interest on debt expense,  have led to increased  spending since the 2009
Budget.

Over the medium term, total  provincial  revenues are projected to increase from
$90.2 billion in 2009-10 to $100.0  billion in 2011-12.  As economic  conditions improve and the government implements its expenditure  management plan, deficits are projected to decline.

As a result  of the  ongoing  fragility  that  remains  in the  global  economic
environment   —  a    vulnerable   situation   for   Ontario   with   its   open
economy   —  the government's medium-term projections will continue to include a reserve of $1.2 billion each year.  This is meant to protect the fiscal  outlook against further adverse changes in the Province's revenue and expense, including those resulting from changes in Ontario's economic performance.

Since  the  2009  Budget,  the  fiscal  projections  for all G7  economies  have deteriorated,  resulting  in higher  deficit-to-GDP  ratios  across  the  board.
Despite revisions to Ontario's  projections,  the deficit in 2009-10 relative to the size of the  economy,  at 4.4 per cent,  is still low  compared  with  other industrialized jurisdictions impacted by the global economic crisis.

[Chart 2: Jurisdictional Comparison: 2009-10 Deficit-to-GDP: bar graph]

[Chart 3:Program Expense per Capita: bar graph]

Furthermore,  Ontario has the second-lowest 2009-10 expense per capita among all
Canadian  jurisdictions.  This means  Ontario is  cost-efficient  in  delivering programs to the public. As the Province stood on the brink of recession, Ontario was in a strong  fiscal  position and was well  prepared to provide  much-needed stimulus,  maintain  key  public  services  and  position  the  Province  to  be competitive in future years through proposed tax cuts and the HST.

As the economy  improves and the Province moves forward from the global economic crisis, the government  remains committed to returning to balanced budgets.  The government has already made  significant  headway in modernizing  its operations and managing expenditure growth, and it is committed to doing much more.

ONTARIO'S EXPENDITURE MANAGEMENT PLAN

The  government has already taken  numerous  steps to ensure  Ontarians  receive value-for-money  and it is committed  to  implementing  an even more  aggressive expenditure management process to look at ways of improving further the delivery of key services for Ontarians in the future.

Ontario  is  not  alone  in  its  efforts  to  implement  effective  expenditure management  practices.  The new  economic  reality  and  inevitable  demographic pressures associated with an aging population are forcing governments around the world to re-examine  their  expenditures  and implement new approaches to manage spending.

In addition to its existing responsibilities for approving the Province's annual expenditure plans, the Treasury Board/Management Board of Cabinet will conduct a rigorous  strategic  spending  review  focused  on  high-impact  areas to ensure continued  relevance and  effectiveness of government  programs and services and the way they are funded.  This review will be guided by a policy  framework that reflects the government's values of fairness,  targeting those who need it most,
investing   for  the   future,   and   value-for-money.   The  Board  will  make
recommendations  and  provide  continued  support  as these are  considered  and implemented by the government.  The Board's recommendations will be announced as a plan-of-action in the 2010 Budget.

As  part of the  government's  other  expenditure  management  initiatives,  the government  will  work with its  broader  public-sector  partners  and will also review all agencies, boards and commissions to make sure that their programs are designed to meet the priorities of Ontarians and yield measurable  results in an efficient and effective way.

These initiatives will balance the government's  commitment to sustain Ontario's public  services  while  securing a strong and  sustainable  fiscal  footing for
Ontario.

                                        SECTION C: DETAILS OF ONTARIO'S FINANCES

This  section  provides  details  on  the  Province's  current  fiscal  outlook, historical financial performance, and key fiscal indicators.

-----------------------------------------------------------------------------------------------------------------
Medium-Term Fiscal Plan and Outlook                                                                      Table 8
($ Billions)
-----------------------------------------------------------------------------------------------------------------
                                                                                    Projected Outlook
                                                             Actual ---------------------------------------------
                                                            2008-09        2009-10        2010-11        2011-12
                                                     ------------------------------------------------------------
Revenue                                                        90.5           90.2           99.3          100.0
Expense
   Programs                                                    88.3          104.3          108.6          106.3
   Interest on Debt(1)                                          8.6            9.4           10.6           11.9
                                                     ------------------------------------------------------------
Total Expense                                                  96.9          113.7          119.2          118.2
Reserve                                                           -            1.2            1.2            1.2
                                                     ------------------------------------------------------------
Surplus/(Deficit)                                              (6.4)         (24.7)         (21.1)         (19.4)
-----------------------------------------------------------------------------------------------------------------
Net Debt(2)                                                   153.3          184.1          212.7          238.4
Accumulated Deficit(2)                                        113.2          138.0          159.1          178.5
-----------------------------------------------------------------------------------------------------------------
(1)  Interest on debt expense is net of interest capitalized during construction of tangible  capital  assets of $0.1  billion in 2009-10,  $0.3  billion in
     2010-11, and $0.5 billion in 2011-12.
(2)  Net Debt is calculated as the difference between  liabilities and financial assets.  The annual change in Net Debt is equal to the  surplus/deficit  of the Province plus the change in tangible capital assets;  the change in net assets of hospitals, school boards and colleges; and the change in the fair value of the Ontario  Nuclear Funds.  Accumulated  Deficit is calculated as the difference  between  liabilities and total assets,  including  tangible capital assets and net assets of hospitals, school boards and colleges. The annual change in the  Accumulated  Deficit is equal to the  surplus/deficit plus the change in the fair value of the Ontario Nuclear Funds.
Note: Numbers may not add due to rounding.
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Revenue                                                                                                  Table 9
($ Millions)
-----------------------------------------------------------------------------------------------------------------
                                                                                                         Current
                                                                                              Actual     Outlook
                                                          2005-06     2006-07    2007-08     2008-09     2009-10
                                                      -----------------------------------------------------------
Taxation Revenue
Personal Income Tax                                        21,041      23,655     24,538      24,727      22,735
Retail Sales Tax                                           15,554      16,228     16,976      17,267      17,100
Corporations Tax                                            9,984      10,845     12,990       6,748       5,868
Employer Health Tax                                         4,197       4,371      4,605       4,617       4,597
Ontario Health Premium                                      2,350       2,589      2,713       2,776       2,704
Gasoline Tax                                                2,281       2,310      2,360       2,323       2,367
Land Transfer Tax                                           1,159       1,197      1,363       1,013         895
Tobacco Tax                                                 1,379       1,236      1,127       1,044         995
Fuel Tax                                                      729         723        733         698         732
Electricity Payments-In-Lieu of Taxes                         951         757        546         830         685
Other Taxes                                                   292         399        481         352         378
                                                      -----------------------------------------------------------
                                                           59,917      64,310     68,432      62,395      59,056
Government of Canada
Canada Health Transfer                                      7,148       7,702      8,487       8,942       9,722
Canada Social Transfer                                      3,324       3,478      3,778       4,079       4,213
Equalization                                                    -           -          -           -         347
Infrastructure Programs                                       285         191        207         151       1,746
Labour Market Programs                                        127         289        664         797       1,193
Social Housing                                                520         532        525         520         509
Wait Times Reduction Fund                                     243         467        468         235          97
Other Federal Payments                                      1,604       1,377      2,468       1,867       1,419
                                                      -----------------------------------------------------------
                                                           13,251      14,036     16,597      16,591      19,246
Income from Investment in Government
   Business Enterprises
Ontario Lottery and Gaming Corporation                      2,027       1,945      1,857       1,921       1,966
Liquor Control Board of Ontario                             1,197       1,307      1,374       1,410       1,326
Ontario Power Generation Inc. and Hydro One Inc.            1,107         947      1,214         713         983
Other Government Enterprises                                  (23)         (3)        (8)         (2)         (8)
                                                      -----------------------------------------------------------
                                                            4,308       4,196      4,437       4,042       4,267
Other Non-Tax Revenue
Reimbursements                                              1,295       1,415      1,464       1,379       1,297
Vehicle and Driver Registration Fees                          763         970      1,051       1,034       1,065
Electricity Debt Retirement Charge                          1,021         991        982         970         955
Power Sales                                                   779         863        929         953         964
Sales and Rentals                                             465       1,108        553         733         619
Other Fees and Licences                                       550         624        668         674         815
Liquor Licence Revenue                                        516         467        475         468         457
Net Reduction of Power Purchase Contract Liability            396         412        398         373         348
Royalties                                                     191         215        193         205         211
Miscellaneous Other Non-Tax Revenue                           773         790        943         655         880
                                                      -----------------------------------------------------------
                                                            6,749       7,855      7,656       7,444       7,611
                                                      -----------------------------------------------------------
Total Revenue                                              84,225      90,397     97,122      90,472      90,180
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Total Expense                                                                                           Table 10
($ Millions)
-----------------------------------------------------------------------------------------------------------------
Ministry Expense                                                                                         Current
                                                                                              Actual     Outlook
                                                         2005-06     2006-07     2007-08     2008-09     2009-10
                                                    -------------------------------------------------------------
Aboriginal Affairs(1)                                         50          25          33          55        71.1
Agriculture, Food and Rural Affairs(1)                       861         796         731         877     1,116.1
Attorney General                                           1,282       1,343       1,648       1,662     1,665.8
Board of Internal Economy                                    150         163         257         188       173.3
Children and Youth Services                                3,284       3,277       3,733       4,056     4,406.5
Citizenship and Immigration                                   89         112          90          89       106.7
Community and Social Services                              6,714       7,178       7,544       7,998     8,581.5
Community Safety and Correctional Services                 1,728       1,856       1,982       2,142     2,260.0
Consumer Services(2)(,3)                                      39          39          46          45        48.8
Culture(1)                                                   478         414         350         381       476.7
Economic Development and Trade(1,2)                          176         199         297         218       398.9
Education(1)                                                 440         423         446         443       492.9
   School Boards' Net Expense                             10,886      11,290      11,830      12,722    13,723.5
Energy and Infrastructure(1)                                 325         525         401         263       764.7
Environment(1)                                               274         314         349         365       367.2
Executive Offices                                             31          37          36          35        36.6
Finance(1)                                                   578         564         455         750       670.6
Francophone Affairs, Office of                                 4           4           5           5         5.3
Government Services(1)                                       749         978         950         953     1,311.4
Health and Long-Term Care(1)                              17,797      19,119      20,373      21,780    23,576.2
   Hospitals' Net Expense                                 14,816      16,145      17,381      18,585    19,293.6
Health Promotion(1)                                          290         391         364         382       398.9
Labour                                                       141         146         170         177       174.1
Municipal Affairs and Housing(1)                             926         843         744         756       703.9
Natural Resources(2)                                         626         731         794         780       788.2
Northern Development, Mines and                              332         314         341         491       378.4
   Forestry(2)(,4)(,)(5)
Research and Innovation(1)                                   332         316         301         295       482.7
Revenue                                                      442         563         554         557       820.2
Tourism                                                      210         204         234         185       216.4
Training, Colleges and Universities(1)                     3,509       4,115       4,384       4,581     5,126.4
   Colleges' Net Expense(1)                                1,185       1,273       1,403       1,495     1,549.5
Transportation(1)                                          1,795       1,787       1,892       2,044     2,112.6
Interest on Debt(6)                                        9,019       8,831       8,914       8,566     9,406.0
Other Expense(1)                                           4,369       3,813       7,490       2,960    13,141.1
Year-End Savings(7)                                            -           -           -           -      (1,150)
                                                    -------------------------------------------------------------
Total Expense                                             83,927      88,128      96,522      96,881   113,695.9
-----------------------------------------------------------------------------------------------------------------
(1)  Details on other ministry expense can be found in Table 11, Other Expense.
(2)  Future  updates will reflect the impacts of previously  announced  ministry restructuring details.
(3)  Expense  presented  is that of the former  Ministry of Small  Business  and
     Consumer Services.
(4)  Expense  presented is that of the former  Ministry of Northern  Development and Mines.
(5)  2008-09  amount  reflects  an  accounting   adjustment  of  $112.1  million
     resulting from the reclassification of the Ontario Northland Transportation
     Commission   from  a  Government   Business   Enterprise  to  a  Government
     Organization.
(6)  Interest  on debt is net of interest  capitalized  during  construction  of tangible capital assets of $78 million in 2009-10.
(7)  As in past years,  the  Year-End  Savings  provision  reflects  anticipated underspending that has historically  arisen at year-end due to factors such as program efficiencies, and changes in project startups and implementation plans.
Note: Numbers may not add due to rounding.
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Other Expense                                                                                           Table 11
($ Millions)
-----------------------------------------------------------------------------------------------------------------
Ministry Expense                                                                                         Current
                                                                                              Actual     Outlook
                                                           2005-06     2006-07    2007-08    2008-09     2009-10
                                                      -----------------------------------------------------------
Aboriginal Affairs
   One-Time Expense for the First Nations Gaming                -           -         201          -           -
      Agreement
Agriculture, Food and Rural Affairs
   One-Time Extraordinary Assistance                          125         259         274          -           -
   Time-Limited Investments in Infrastructure                   -           -           -          -     1,055.8
   Time-Limited Assistance                                    157          19          76         13       164.0
Culture
   One-Time Investments                                         -           -          57          -           -
Economic Development  and Trade
   One-Time Investments                                         -           -         152          -           -
Education
   Teachers' Pension Plan(1)                                  295         345         342         50       259.0
Energy and Infrastructure
   Capital Contingency Fund                                     -           -           -          -       200.0
   One-Time Investments in Municipal Infrastructure             -         140         450          -           -
   Time-Limited Investments in Infrastructure                   -           -           -          -       676.5
Environment
   One-Time Investments                                         -           -           -         68           -
Finance
   One-Time Automotive Sector Support                           -           -           -          -     4,000.0
   Investing in Ontario Act Investments                         -           -       1,149          -           -
   Ontario Municipal Partnership Fund                         714         758         907        905       782.9
   Operating Contingency Fund                                   -           -           -          -     1,880.0
   Power Purchases                                            803         863         929        953       964.1
Government Services
   Pension and Other Employee Future Benefits                 729         557         531        971       932.0
Health and Long-Term Care
   H1N1 Response One-Time Expense                               -           -           -          -       650.0
Health Promotion
   Time-Limited Investments in Infrastructure                   -           -           -          -       192.6
Municipal Affairs and Housing
   Time-Limited Investments in Municipal Social and             -           -         100          -       585.3
      Affordable Housing Stock
Research and Innovation
   One-Time Investments                                         -           -          87          -        20.0
Training, Colleges and Universities
   Time-Limited Investments - Training, Colleges and            -           -         699          -       695.2
      Universities
   Time-Limited Investments - Colleges' Net Expense             -           -           -          -        83.7
Transportation
   One-Time Transit and Infrastructure Investments          1,546         872       1,536          -           -
                                                      -----------------------------------------------------------
Total Other Expense                                         4,369       3,813       7,490      2,960    13,141.1
-----------------------------------------------------------------------------------------------------------------
(1)  Numbers reflect PSAB pension expense.  Ontario's matching  contributions to the plan grow from $740 million in 2005-06 to $1,070 million in 2008-09 and
     $1,249 million in 2009-10.
Note: Numbers may not add due to rounding.
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Infrastructure Expenditures                                                                             Table 12
($ Millions)
-----------------------------------------------------------------------------------------------------------------
                                                                   2009-10 Current Outlook
                            -------------------------------------------------------------------------------------
                                        Total                                    Transfers
                               Infrastructure                                    and Other                 Total
                                 Expenditures            Investment        Expenditures on        Infrastructure
Sector                         2008-09 Actual     in Capital Assets         Infrastructure(1)       Expenditures
                            ------------------------------------------------------------------------------------

Transportation
   Transit                            1,073.1               1,316.0                  371.1               1,687.1
   Highway Construction               1,444.4               1,718.3                    0.0               1,718.3
   Windsor Gateway                      144.9                 186.9                   60.2                 247.1
   Other Transportation(2)              350.0                 524.5                   51.5                 576.0
Health
   Hospitals                          2,264.3               2,542.8                    0.0               2,542.8
   Other Health                         260.4                 468.2                  166.4                 634.6
Education
   School Boards                      1,372.9               1,473.6                   30.0               1,503.6
   Colleges                             267.4                 239.9                    0.0                 239.9
   Universities                          49.9                   0.0                  105.6                 105.6
Water/Environment                       288.0                  37.1                  236.6                 273.8
Municipal and Local                     279.2                  19.5                  459.0                 478.5
   Infrastructure(3)
Justice                                 383.3                 318.6                   37.1                 355.6
Other                                   812.9               1,066.1                  736.1               1,802.3
New Short-Term Stimulus                   0.0                 702.0                2,728.6               3,430.6
   Investments(4)
                            -------------------------------------------------------------------------------------
Total                                 8,990.6              10,613.5                4,982.2              15,595.7
Less: Other Partner                     531.2                 501.0                    0.0                 501.0
   Funding(5)
                            -------------------------------------------------------------------------------------
Total Excluding Partner               8,459.4              10,112.5                4,982.2              15,094.7
   Funding
Less: Flow-Throughs(6)                  221.1                 613.3                1,776.7               2,390.0
                            -------------------------------------------------------------------------------------
Total Provincial                      8,238.3               9,499.2                3,205.5              12,704.7
   Expenditure(7)
-----------------------------------------------------------------------------------------------------------------
(1)  Mainly  consists of transfers for capital  purposes to  municipalities  and universities,  and expenditures for capital repairs. These expenditures are included in the Province's total expense in Table 10.
(2)  Other transportation  includes planning activities,  property  acquisition, and other  infrastructure  programs  (e.g.,  municipal/local  roads/ remote airports).
(3)  Municipal and local water and  wastewater  infrastructure  investments  are included in the Water/Environment sector.
(4)  New Short-Term Stimulus Investments include the federal-provincial stimulus projects referenced in Chapter I.
(5)  Third-party contributions to capital investment in the consolidated sectors
     (schools, colleges and hospitals).
(6)  Mostly federal government transfers for capital investments.
(7)  Total  provincial  expenditure  includes  acquisitions of tangible  capital assets by the  Province and  consolidated  sectors  (schools,  colleges and hospitals).  The Province's total expense includes amortization on tangible capital assets, rather than acquisitions.
Note: Numbers may not add due to rounding.
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Ten-Year Review of Selected Financial and Economic Statistics
($ Millions)
-----------------------------------------------------------------------------------------------------------------
                                                                         2000-01         2001-02      2002-03(1)
                                                                  -----------------------------------------------
Financial Transactions
Revenue                                                                   66,294          66,534          68,891
Expense
   Programs                                                               53,519          55,822          59,080
   Interest on Debt                                                       10,873          10,337           9,694
                                                                  -----------------------------------------------
Total Expense                                                             64,392          66,159          68,774
Reserve                                                                        -               -               -
                                                                  -----------------------------------------------
Surplus/(Deficit)                                                          1,902             375             117
-----------------------------------------------------------------------------------------------------------------
Net Debt(3,4)                                                            132,496         132,121         132,647
Accumulated Deficit(5)                                                   132,496         132,121         118,705
-----------------------------------------------------------------------------------------------------------------
Gross Domestic Product (GDP) at Market Prices                            440,759         453,701         477,763
Personal Income                                                          347,653         361,187         369,420
-----------------------------------------------------------------------------------------------------------------
Population — July (000s)                                                  11,683          11,897          12,091
Net Debt per Capita (dollars)                                             11,341          11,106          10,971
Personal Income per Capita (dollars)                                      29,756          30,360          30,553
-----------------------------------------------------------------------------------------------------------------
Total Expense as a per cent of GDP                                          14.6            14.6            14.4
Interest on Debt as a per cent of Revenue                                   16.4            15.5            14.1
Net Debt as a per cent of GDP                                               30.1            29.1            27.8
Accumulated Deficit as a per cent of GDP                                    30.1            29.1            24.8
-----------------------------------------------------------------------------------------------------------------
(1)  Starting in 2002-03,  investments in major tangible capital assets owned by the Province (land, buildings, and transportation infrastructure) have been capitalized  and amortized to expense over their useful lives.  Starting in
     2009-10, investments in minor tangible capital assets owned by the Province
     (information  technology  infrastructure  and systems,  vehicles and marine fleet and aircraft) will also be capitalized and amortized to expense.  All capital assets owned by consolidated  organizations are being accounted for in a similar manner.
(2)  Starting in 2005-06,  the  Province's  financial  reporting was expanded to include hospitals, school boards and colleges using one-line consolidation.
     Total expense  prior to 2005-06 has not been  restated to reflect  expanded reporting.
(3)  Net Debt is calculated as the difference between  liabilities and financial assets.  The annual change in Net Debt is equal to the  surplus/deficit  of the Province plus the change in tangible capital assets;  the change in net assets of hospitals,  school boards and colleges;  and,  effective April 1,
     2007, the change in the fair value of the Ontario Nuclear Funds.
(4)  Net Debt is restated  in 2003-04,  2004-05 and 2005-06 to reflect the value of hydro corridor lands transferred to the Province from Hydro One Inc.
(5)  Accumulated Deficit is calculated as the difference between liabilities and
     total  assets,   including  tangible  capital  assets  and  net  assets  of hospitals, school boards and colleges. The annual change in the Accumulated
     Deficit is equal to the surplus/deficit  plus, effective April 1, 2007, the change in the fair value of the Ontario Nuclear Funds.  For fiscal 2005-06, the change in the  Accumulated  Deficit  includes the opening  combined net assets of hospitals,  school boards and colleges that were  recognized upon consolidation of these Broader Public Sector entities.  For fiscal 2006-07, the  change  in the  Accumulated  Deficit  includes  an  adjustment  to the unfunded liability of the Ontario Electricity Financial Corporation made at the beginning of the year. For fiscal 2007-08,  a $1.2 billion  decrease in the  Accumulated  Deficit  is  made up of $0.6  billion  in the  Province's operating surplus, with the remainder resulting from a change in accounting policy.  Under this  change,  Ontario  Nuclear  Funds  Agreement  funds are reported at fair value on Ontario  Power  Generation  Inc.  books and, upon consolidation, on the Province's consolidated financial statements.
Sources: Ontario Ministry of Finance and Statistics Canada.
-----------------------------------------------------------------------------------------------------------------

[Chart 4: Composition of Revenue, 2009-10: pie chart]

-----------------------------------------------------------------------------------------------------------------
                                                                                                        Table 13

-----------------------------------------------------------------------------------------------------------------
                                                                                                         Current
                                                                                          Actual         Outlook
         2003-04         2004-05      2005-06(2)         2006-07         2007-08         2008-09      2009-10(1)
-----------------------------------------------------------------------------------------------------------------
          68,400          77,841          84,225          90,397          97,122          90,472          90,180
          64,279          70,028          74,908          79,297          87,608          88,315         104,290
           9,604           9,368           9,019           8,831           8,914           8,566           9,406
-----------------------------------------------------------------------------------------------------------------
          73,883          79,396          83,927          88,128          96,522          96,881         113,696
               -               -               -               -               -               -           1,200
-----------------------------------------------------------------------------------------------------------------
          (5,483)         (1,555)            298           2,269             600          (6,409)        (24,716)
-----------------------------------------------------------------------------------------------------------------
         138,816         140,921         141,928         141,100         142,418         153,325         184,110
         124,188         125,743         109,155         106,776         105,617         113,238         137,954
-----------------------------------------------------------------------------------------------------------------
         493,081         516,106         537,232         559,293         584,664         587,796         565,377
         381,127         400,994         419,325         442,166         464,217         482,008         478,731
-----------------------------------------------------------------------------------------------------------------
          12,242          12,391          12,528          12,665          12,795          12,936          13,069
          11,339          11,373          11,329          11,141          11,131          11,853          14,088
          31,132          32,363          33,471          34,912          36,281          37,261          36,631
-----------------------------------------------------------------------------------------------------------------
            15.0            15.4            15.6            15.8            16.5            16.5            20.1
            14.0            12.0            10.7             9.8             9.2             9.5            10.4
            28.2            27.3            26.4            25.2            24.4            26.1            32.6
            25.2            24.4            20.3            19.1            18.1            19.3            24.4
-----------------------------------------------------------------------------------------------------------------

[Chart 5: Composition of Total Expense, 2009-10: pie chart]

[Chart 6: Composition of Program Expense, 2009-10: pie chart]

                                  CHAPTER IV
                         ------------------------------
                        Borrowing and Debt Management

LONG-TERM PUBLIC BORROWING
--------------------------------------------------------------------------------

As an agency of the Ministry of Finance,  the Ontario Financing  Authority (OFA)
manages the borrowing,  debt,  investment and cash management  activities of the
Province   and   Ontario   Electricity   Financial   Corporation   (OEFC)  in  a
cost-effective manner.

[Chart 2: Borrowing — Domestic Market: pie chart]

[Chart 3: Borrowing — All Markets: pie chart]

The  forecast  long-term  public  borrowing  requirement  for  2009-10  is $42.6 billion.

Global financial markets continue to face daunting  challenges.  The Province is not immune to these conditions.  However,  the OFA has been able to maintain the pace of its borrowing program.

As at October 7, 2009, $24.0 billion, or 56 per cent, of the long-term borrowing requirement was completed.  This figure  includes  Ontario Savings Bond sales of
$1.1 billion.

Despite  difficult  financial  market  conditions,  the  Province  maintained  a flexible  approach to  borrowing,  monitoring  both  domestic and  international capital markets for cost-effective borrowing opportunities.

Depending on market  conditions,  the Province plans to borrow 35 to 50 per cent from international  markets. This range was announced in the 2009 Budget, and is higher than in previous  years due to the size of the borrowing  program and the capacity of domestic  capital markets.  About $11.5 billion,  or 48 per cent, of borrowing has been raised from international markets so far in 2009-10, compared to 34 per cent for the  entire  2008-09  fiscal  year.  Bonds  issued in foreign currencies were:

o    three Global bond issues in U.S. dollars
o    Euro  Medium-Term  Notes  (EMTNs)  in  euros,  Swiss  francs  and Hong Kong dollars.

About $12.5 billion,  or 52 per cent, of borrowing was completed in the domestic market through a number of instruments, including:

o    syndicated issues
o    floating rate notes
o    Ontario Savings Bonds
o    real return bonds.

---------------------------------------------------------------------------------------------------------------
2009-10 Borrowing Program: Province and OEFC                                                           Table 1
($ Billions)
---------------------------------------------------------------------------------------------------------------
                                                                          Budget         Current       In-Year
                                                                            Plan         Outlook        Change
                                                                   --------------------------------------------
Deficit/(Surplus)                                                           14.1            24.7          10.6
Non-Cash Adjustments                                                        (2.0)            0.5           2.5
Investment in Capital Assets                                                 9.5             9.5           0.0
Net Loans/Investments                                                        1.9             1.6          (0.3)
Debt Maturities                                                             14.6            14.7           0.1
Debt Redemptions                                                             0.4             0.4           0.0
                                                                   --------------------------------------------
Total Funding Requirement                                                   38.5            51.5          13.0
Canada Pension Plan Borrowing                                               (0.7)           (1.1)         (0.4)
Decrease/(Increase) in Short-Term Borrowing                                 (3.0)           (7.8)         (4.7)
Increase/(Decrease) in Cash and Cash Equivalents                             0.0             0.0           0.0
---------------------------------------------------------------------------------------------------------------
Total Long-Term Public Borrowing Requirement                                34.8            42.6           7.8
---------------------------------------------------------------------------------------------------------------
Note: Numbers may not add due to rounding.
---------------------------------------------------------------------------------------------------------------

DEFICIT AND BORROWING

Like other jurisdictions,  Ontario is projecting a larger-than-expected  deficit this year. The Province of Alberta,  for example, is facing growing deficits for the  first  time in 15 years.  Ontario's  deficit  is  roughly  proportional  to
Canada's and  significantly  less than that of the United  States,  based on the sizes of the respective economies and populations.

Ontario's  increased  deficit will be funded  through an increase in both short-
and long-term public borrowing. The total long-term public borrowing requirement of $42.6  billion is $7.8  billion  higher than the 2009 Budget  Plan,  and $3.4 billion higher than reported in the First Quarter Ontario  Finances.  Short-term borrowing  will  increase by $4.7 billion  over the 2009 Budget  Plan,  but will remain less than nine per cent of the Province's total debt.

The government will seek approval from the legislature for additional  borrowing authority to meet the Province's increased funding requirements.

OTHER CHANGES IN FINANCING

---------------------------------------------------------------------------------------------------------------
Medium-Term Borrowing Outlook: Province and OEFC                                                       Table 2
($ Billions)
---------------------------------------------------------------------------------------------------------------
                                                                         2009-10         2010-11       2011-12
                                                                   --------------------------------------------
Deficit/(Surplus)                                                           24.7            21.1          19.4
Non-Cash Adjustments                                                         0.5            (2.5)         (3.0)
Investment in Capital Assets                                                 9.5            11.4          10.4
Net Loans/Investments                                                        1.6             0.3           0.4
Debt Maturities                                                             14.7            15.6          15.6
Debt Redemptions                                                             0.4             0.4           0.4
                                                                   --------------------------------------------
Total Funding Requirement                                                   51.5            46.3          43.1
Canada Pension Plan Borrowing                                               (1.1)           (0.8)         (1.1)
Decrease/(Increase) in Short-Term Borrowing                                 (7.8)           (3.8)         (1.9)
Increase/(Decrease) in Cash and Cash Equivalents                             0.0            (2.0)         (1.0)
---------------------------------------------------------------------------------------------------------------
Total Long-Term Public Borrowing Requirement                                42.6            39.7          39.1
---------------------------------------------------------------------------------------------------------------
Note: Numbers may not add due to rounding.
---------------------------------------------------------------------------------------------------------------

DEBT

Total debt, which represents all borrowing without offsetting  financial assets, is  projected  to be $213.2  billion as at March 31,  2010,  compared  to $176.9 billion as at March 31, 2009.

[Chart 3: Debt: bar graph]

Ontario's net debt, the difference between total liabilities and total financial assets,  is  projected to be $184.1  billion as at March 31,  2010,  compared to
$153.3 billion as at March 31, 2009.

Accumulated  deficit  is the  difference  between  total  liabilities  and total assets.  It  represents  the total of all past  annual  deficits  minus all past annual surpluses,  including  prior-period  adjustments.  Accumulated deficit is projected to be $138.0 billion as at March 31, 2010,  compared to $113.2 billion as at March 31, 2009.

DEBT-TO-GDP RATIOS

In  2008-09,  the  most  recent  year  for  which  data  are  available  for all jurisdictions,  Ontario's  net  debt-to-GDP  level was near the  median  for the provinces and Canada.

In 2008-09, Canada's and Ontario's net debt-to-GDP ratios were below those of G7 countries.

[Chart 4: Net Debt-to-GDP, Provincial Comparison: bar graph]

[Chart 5: Net Debt-to-GDP, G7 Countries and Ontario: bar graph]

TOTAL DEBT COMPOSITION

Total debt is composed of bonds issued in both the short- and  long-term  public capital markets and non-public debt.

[Chart 6: Total Debt Composition: pie chart]

Public debt totals $175.3 billion,  primarily  consisting of bonds issued in the domestic and  international  long-term public markets in 10 currencies.  Ontario also has $18.0  billion  outstanding  in  non-public  debt  issued  in  Canadian dollars.  Non-public debt consists of debt  instruments  issued to public-sector pension funds in Ontario and the Canada Pension Plan  Investment  Board (CPPIB).
This debt is not marketable and cannot be traded.

COST OF DEBT

The effective interest rate (on a weighted-average basis) on total debt was 4.85 per  cent as at  September  30,  2009  (March  31,  2009,  5.17 per  cent).  For comparison,  as at March 31, 1993, the effective interest rate on total debt was
10.14 per cent.

[Chart 7: Effective Interest Rate (Weighted Average) on Total Debt: line graph]

RISK EXPOSURE

The Province limits itself to a maximum net interest rate resetting  exposure of
35 per  cent of debt  issued  for  Provincial  purposes  and a  maximum  foreign exchange exposure of five per cent of debt issued for Provincial purposes. As at
September 30, 2009, the net interest rate  resetting  exposure was 13.1 per cent and foreign exchange exposure was 0.2 per cent.

[Chart 8: Net Interest Rate Resetting Exposure: bar graph]

[Chart 9: Foreign Exchange Exposure: bar graph]

All exposures have remained well below policy limits in 2009-10.

                                   CHAPTER V
               -------------------------------------------------
               Creating a More Competitive and Modern Tax System

TAX CUTS FOR A STRONGER ONTARIO
--------------------------------------------------------------------------------

In the 2009 Budget, the McGuinty government proposed a comprehensive tax package to  position  Ontario's  economy  for  long-term  competitiveness  in  a  global marketplace,  so that  families and  businesses  can take  advantage of the next generation of jobs and economic growth.

This paper provides  additional details on the proposed changes to create a more competitive and modern tax system. A strong, competitive Ontario that thrives in the new economy will better  support  high-quality  public  services and greater prosperity.

HARMONIZED SALES TAX

To further  strengthen  Ontario's economic growth and tax  competitiveness,  the
2009 Budget  proposed  that,  effective July 1, 2010, the Retail Sales Tax (RST)
would be replaced with a value-added tax and combined with the federal Goods and
Services  Tax  (GST) to create a  federally  administered  Harmonized  Sales Tax
(HST). The HST would have a combined rate of 13 per cent. The provincial portion would be eight per cent  —  the same as the general RST rate  —  and the federal portion would be five per cent.

Ontario's announcement was followed by British Columbia,  which would join three of the Atlantic  provinces  (New  Brunswick,  Nova Scotia and  Newfoundland  and
Labrador) and Quebec, all of which have had value-added taxes since the 1990s.

--------------------------------------------------------------------------------
"This is the single biggest thing we can do to improve BC's economy.  This is an essential step to make our businesses more  competitive,  encourage  billions of dollars in new investment, lower costs on productivity and reduce administrative costs to BC taxpayers and businesses.  Most  importantly,  this will create jobs and generate  long-term  economic growth that will in turn generate more revenue to sustain and improve crucial public services."

The Honourable Gordon Campbell, Premier, British Columbia, July 23, 2009

"We had to move fast if we were not to be left at a competitive disadvantage to
Ontario."

The Honourable Colin Hansen, Minister of Finance,  British Columbia,  August 20,
2009
--------------------------------------------------------------------------------

More than 130  countries  have  already  adopted  a  value-added  tax,  which is generally viewed as being more efficient than an RST.

The RST is charged on many of the purchases  made by businesses in the course of producing goods and services.  As illustrated in Chart 1, this tax works its way into each stage of the  production,  distribution  and  retail  process as it is passed on from suppliers to business customers and eventually to consumers.  The result is a tax that becomes embedded and hidden in the price of purchases made, raising the cost of  operating a business in  Ontario.  This  cascading  pattern leads to higher  prices for Ontario  consumers  and makes  Ontario  exports less competitive,  which  discourages  investment in the  province.  The proposed HST would  remove this  hidden tax by  refunding  sales taxes paid on most  business inputs, resulting in a cost saving for business.

--------------------------------------------------------------------------------
"...the bottom line is that sales tax  harmonization  will strengthen  Ontario's competitiveness,  attract  new  investment  and improve  job  opportunities  for workers throughout the province."

Thomas d'Aquino, former Chief Executive and President, Canadian Council of Chief
Executives, September 23, 2009
--------------------------------------------------------------------------------

[Chart 1: An RST vs. a Value-Added Tax — Illustrative Example]

A study that  examined  the impact of sales tax  harmonization  in the  Atlantic
provinces   found  that  cost  savings  to  business  were  passed   through  to
consumers.(1)  A recent TD Bank report  predicts  that, in Ontario,  competitive pressures  would lead businesses to pass through 80 per cent of their savings to consumers  in the first  year and 95 per cent by the third  year.(2)  The report notes that "(i)n  order for  businesses  to  generate  an increase in demand for their products they will have to pass those savings onto consumers."(3)

---------------------------
(1)  Michael  Smart,  "Lessons  in  Harmony:  What  Experience  in the  Atlantic
     Provinces  Shows About the Benefits of a Harmonized  Sales Tax," C.D.  Howe
     Institute Commentary, July 2007.
(2)  "The  Impact of Sales Tax  Harmonization  in Ontario  and B.C.  on Canadian
     Inflation," TD Economics Special Report, September 18, 2009.
(3)  Ibid.

TAX CUTS FOR PEOPLE

Personal Income Tax Cuts

The 2009 Budget  proposed  $10.6  billion in tax relief to Ontarians  over three years to provide  personal  income  tax (PIT)  cuts,  enhance  the sales tax and property tax credits and help consumers adjust to the HST.

The  government is proposing to cut the tax rate on the first $36,848 of taxable income (adjusted for inflation) by one percentage  point,  from 6.05 per cent to
5.05 per cent,  effective for the 2010 taxation  year. In addition,  the Ontario dividend tax credit  rates would be adjusted to reflect the  proposed  Corporate
Income Tax (CIT) rate  reductions.  The proposed PIT changes would benefit about
4.3  million  individuals  and  families in  Ontario,  providing  more than $1.1 billion  annually  in  broadly  based  PIT  cuts.  About 93 per cent of  Ontario taxpayers  would pay less  income tax,  and  approximately  90,000  lower-income taxpayers would no longer pay Ontario PIT.

Sales Tax and Property Tax Credits

The  government  is proposing to  introduce  two new,  separate and enhanced tax credits —  the Ontario Sales Tax Credit and the Ontario Property Tax Credit
— to replace the existing combined property and sales tax credits.  The new credits  would  continue to be  refundable  but would  better  target  sales and property  tax relief to low- to  middle-income  tax  filers.  An  additional  $1 billion in property and sales tax relief would be provided to Ontarians  through the new credits.

--------------------------------------------------------------------------------
"Coming into this budget we had serious  concerns that tax  harmonization  would mean  low-income  families  paying more for their basic needs such as children's shoes and meals. The Sales Tax Credit is a sensible, forward-looking way to deal with  that,  and  could  become an  important  long-term  piece of the  economic security  puzzle for poor  people in the  future.  We applaud  the  government's plan."

Michael  Oliphant,  Director of Research  and  Communications,  Daily Bread Food
Bank, March 26, 2009
--------------------------------------------------------------------------------

Ontario Sales Tax Credit

Currently,  Ontarians have to wait until they file a tax return to receive sales tax relief for the previous  year.  To provide more timely  assistance,  the new
Ontario  Sales Tax Credit would be paid  quarterly,  starting in August 2010, to individuals who are 19 years of age or over or who have a spouse or a common-law partner or live with their child.

The credit would  provide about 2.9 million low- to  middle-income  families and individuals with annual  assistance of up to $260 for each adult and each child.
It would be reduced by four per cent of the previous  year's adjusted family net income over $20,000 for single people and over $25,000 for  families,  including single parents.

Ontario Property Tax Credit

Starting in 2010,  the proposed  enhanced  Ontario  Property Tax Credit would be paid annually to low- to middle-income Ontario homeowners and renters who are 18 years of age or over or who have a spouse or a  common-law  partner or live with their  child.  Like  the  existing  property  tax  relief,  it would be based on occupancy  cost —  that is,  property tax paid or 20 per cent of rent paid.
Non-seniors would be able to claim up to $250 plus 10 per cent of occupancy cost and  seniors  would be able to claim  up to $625  plus 10 per cent of  occupancy cost.  The  credit  would not  exceed  occupancy  cost and would be subject to a maximum of $900 for non-seniors and $1,025 for seniors. It would then be reduced by two  per  cent  of  adjusted  family  net  income  over  $20,000  for  single individuals and over $25,000 for families, including single parents. This credit would benefit about 2.3 million families and individuals.

---------------------------------------------------------------------------------------------------------------------
Program Parameters for the Proposed Ontario Sales Tax Credit                                                 Table 1
and Ontario Property Tax Credit
---------------------------------------------------------------------------------------------------------------------
                                                                Phase-out Range — Adjusted Family Net Income(1)
                                                     Phase-  --------------------------------------------------------
                                 Maximum             out              Singles                 Families
                                 Amount(1)           Rate    --------------------------------------------------------
                                                              Begins       Ends        Begins          Ends
---------------------------------------------------------------------------------------------------------------------
                                                                                                Family
                                                                                                 Size      Income(2)
                                                                                                ---------------------
Ontario Sales       $260 per adult and child        4%       $20,000    $26,500       $25,000     2        $38,000
Tax Credit          in a family                                                                   3        $44,500
(OSTC)                                                                                            4        $51,000
                                                                                                  5        $57,500
---------------------------------------------------------------------------------------------------------------------
Ontario Property    Non-seniors:         $900                           $65,000(3)                         $70,000(3)
Tax Credit          --------------------------      2%       $20,000   -----------    $25,000   ---------------------
(OPTC)              Seniors:           $1,025                           $71,250(3)                         $76,250(3)
---------------------------------------------------------------------------------------------------------------------
Notes:
(1)  The  amounts and income  thresholds  for the OSTC and OPTC would be indexed annually for inflation.
(2)  Maximum income for the OSTC varies with the number of people in the family;
     it rises to $64,000 for a family of six, and by $6,500 for each  additional family member.
(3)  The maximum  income for the OPTC  depends on the property tax or rent paid.
     These upper limits  represent the maximum  possible income at which someone could stop receiving the OPTC.  For many people,  especially  tenants,  the maxima would be much lower. For example,  a non-senior family would have to pay over  $2,700 a month in rent to receive the OPTC with income at or near
     $70,000.
-------------------------------------------------------------------------------------------------------------------

Sales Tax Transition Benefit

Up to three  non-taxable  payments would be made to eligible  Ontario  residents aged 18 and over in June 2010, December 2010 and June 2011. Individuals under 18 years of age would also be eligible if they have a spouse or common-law  partner or live with their child.  Eligible  families  (including  single  parents) with adjusted  family net incomes of $160,000 or less would  receive  three  payments totalling  $1,000.  Eligible  single  individuals  with  adjusted net incomes of
$80,000 or less would receive three payments totalling $300. The maximum benefit would be reduced by five per cent of income over these income  thresholds.  This proposed  measure  would  provide  about  $4  billion  to 6.5  million  eligible individuals and families to help smooth the transition to the proposed new sales tax system.

--------------------------------------------------------------------------------
Ontario Sales Tax Transition Benefit                                     Table 2
--------------------------------------------------------------------------------
Payment Month             Single Individuals         Single Parents and Couples
                     -----------------------------------------------------------
                       Maximum       Phase-out       Maximum       Phase-out
                       Benefit         Range         Benefit         Range
--------------------------------------------------------------------------------
June 2010               $100      $80,000-$82,000     $330     $160,000-$166,600
December 2010           $100      $80,000-$82,000     $335     $160,000-$166,700
June 2011               $100      $80,000-$82,000     $335     $160,000-$166,700
--------------------------------------------------------------------------------
Total                   $300                        $1,000
--------------------------------------------------------------------------------

How the Tax Changes Would Benefit People

Ontarians would benefit from the greater  prosperity that comes from a stronger, more  competitive  economy that creates more jobs,  provides  higher incomes and better supports public services that Ontarians depend on.

People  would also  benefit  from the  permanent  income tax cuts,  enriched tax credits and the transition payments.

--------------------------------------------------------------------------------

"On the whole, Ontario's 2009-10 budget establishes a positive direction for the next few years....  It provides  additional support for low-income  families and individuals.  It takes a bold step towards a more  effective  and  efficient tax system, through harmonization of Ontario's consumption tax with the GST."

Hugh Mackenzie,  former Research  Director,  United  Steelworkers of America and
former Executive Director, Ontario Fair Tax Commission, March 27, 2009

--------------------------------------------------------------------------------

The following examples illustrate the impact of the proposed tax changes. The impacts are shown for:

o    the first full year of the HST, when individuals and families would receive two of the transition benefit payments;

o    the third year,  when the  transition  benefit would no longer be provided;
     and

o    at maturity, when the HST credits for businesses would be fully phased in.

These examples show that the transition benefit, combined with the permanent PIT cuts and enriched  tax credits,  would more than offset the HST impacts for many families, especially those with lower incomes and those with children.(4)

-----------------------
(4)  The specific  impacts on individual  households may vary according to their actual consumption  patterns,  sources and divisions of income, tax credits and  deductions,  and level of  savings.  The  examples  do not include the benefits to  households  from higher  Gross  Domestic  Product and personal disposable incomes as the result of the tax changes.

[Chart 2: Impact of Proposed  Sales Tax  Changes  and Tax Relief  —  Single
Parent on Ontario Works, 2 Children (ages 5 & 7): bar graph]

[Chart 3: Impact of Proposed  Sales Tax  Changes  and Tax Relief  —  Single
Senior, Pension Income $20,000: bar graph]

[Chart 4: Impact of Proposed  Sales Tax  Changes  and Tax Relief  —  Single
Individual, $30,000: bar graph]

[Chart 5: Impact of Proposed  Sales Tax  Changes and Tax Relief  —  Couple,
$70,000, 2 Children (ages 5 & 10): bar graph]

COMPETITIVE BUSINESS TAXES

The 2009 Budget  proposed  $4.5  billion in business tax relief over three years that would lower business costs,  enhance Ontario's  competitiveness and support growing small  businesses.  These measures would build on the tax relief already in  place,  such  as  the  elimination  of the  Capital  Tax  for  manufacturers retroactive to 2007 and complete Capital Tax elimination on July 1, 2010.

The  comprehensive tax package proposed in the 2009 Budget would permanently and significantly  reduce taxes for large and small businesses  across the province.
For example, CIT rates would be cut, beginning July 1, 2010, as follows:

o    the  general  CIT  rate  would  be cut  from 14 per cent to 12 per cent and further reduced to 10 per cent over three years;

o    the CIT rate on manufacturing and processing,  mining, logging, farming and fishing income would be cut from 12 per cent to 10 per cent;

o    the small business CIT rate would be cut from 5.5 per cent to 4.5 per cent;
     and

o    the small business deduction surtax of 4.25 per cent would be eliminated.

How the Tax Changes Would Benefit Business

When the  proposed  Ontario  CIT  rate  cuts are  fully  implemented,  Ontario's combined  federal-provincial  CIT  rate of 25 per cent  would be lower  than the current  average  corporate  tax rate  among  developed  countries  and about 15 percentage points below the average combined  federal-state  general CIT rate in the U.S.  Great Lakes  States  —  Ontario's  key  competitors  for jobs and investment.

[Chart 6: Ontario's Competitiveness with the U.S.: bar graph]

--------------------------------------------------------------------------------
"The HST will lower  business  input costs and  stimulate  investment in capital equipment — a necessary step for  restructuring and leaner production among companies in struggling  industries like Ontario's  automotive  sector....  This change will simplify the lives of small,  medium and large businesses,  allowing them to focus on expansion, investment and job creation. All of this will add to the competitiveness of Ontario businesses."

Glen Hodgson, Chief Economist, Conference Board of Canada, September 25, 2009
--------------------------------------------------------------------------------

The HST would also provide  substantial tax savings for  businesses.  When fully implemented, businesses would save $4.5 billion a year through input tax credits on business purchases.

In addition,  businesses would save over $500 million a year in compliance costs from the move to a single HST administration.

These  tax and cost  savings  could be used to  reduce  prices  or invest in new machinery and equipment, allowing Ontario businesses, large and small, to better compete in the export market or domestically  against imports, and to create new jobs.

Ontario's marginal effective tax rate(5) (METR) on new business investment would be cut in half, making Ontario one of the most competitive  jurisdictions in the industrialized  world for new investment.  Ontario's position as one of the best places in the world to invest would be further strengthened by other actions the government  has  taken  to  improve  competitiveness,  such  as  investments  in infrastructure, skills training and innovation.

[Chart 7: Three Ways Business Would Save Under the HST]

------------------------
(5)  The  METR  is a  comprehensive  measure  of  the  tax  that  applies  to an incremental dollar of income from new capital  investment.  It reflects the combined  effect of federal and provincial  corporate  income taxes,  rules related to depreciation, investment tax credits, capital and sales taxes.

[Chart 8: Cutting Ontario's METR on New Business Investment in Half: bar graph]

SUPPORTING INNOVATION AND KEY SECTORS
--------------------------------------------------------------------------------

The  McGuinty  government  continues to partner with key sectors to help Ontario businesses be well positioned to succeed in an increasingly  competitive  global economy.

The entertainment and creative  industries are an important component of the new knowledge  economy.  These industries  enhance  creativity and innovation in the province,  and in turn boost economic growth by attracting  businesses,  skilled
workers  and  highly  mobile  professionals  and  investors.   Ontario  provides
significant support to strengthen its entertainment and creative cluster.

STREAMLINING THE DIGITAL MEDIA TAX CREDIT FOR LARGE GAME DEVELOPERS

The 2009 Budget  proposed to enhance the Ontario  Interactive  Digital Media Tax
Credit  rates  from 25 per cent (30 per cent for small  corporations)  to 40 per cent for  qualifying  corporations,  regardless of size,  that develop their own eligible  products and to 35 per cent for  corporations  that  develop  eligible products under a fee-for-service arrangement.

To streamline the tax credit for large game developers and strengthen  Ontario's competitiveness  for  investment  in this sector,  the  government  is proposing additional  changes to better support large,  specialized  game  developers that develop eligible interactive digital media games in Ontario.

It is proposed that,  effective  after March 26, 2009, a 35 per cent  refundable tax  credit  on  Ontario  salaries  and wages  would be  available  annually  to certified  game  developers  that incur at least $1  million  of Ontario  labour expenditures per year in the development of eligible  interactive  digital media games. A certified game developer  generally  would have at least 80 per cent of
Ontario  payroll or 90 per cent of annual  revenues  attributable to interactive digital media game development.

ENHANCING THE PRODUCTION SERVICES TAX CREDIT

To support the film and television  sector,  Ontario announced an enhancement to the Ontario  Production  Services Tax Credit (OPSTC) on June 29, 2009. The OPSTC
is a 25 per cent  refundable  tax credit for labour  expenditures  available  to corporations for qualifying foreign film and television  production services and non-certified domestic film and television productions in Ontario. Effective for expenditures  incurred  after June 30,  2009,  the OPSTC  would be  expanded  to additional  production  expenditures  incurred  in Ontario,  including  eligible service  contracts  as well as the  purchase  or rental of  qualifying  tangible properties, such as equipment and studio rentals.

                                   CHAPTER VI
                          -----------------------------
                            How to Participate in the
                          2010 Pre-Budget Consultations

HOW TO PARTICIPATE IN THE 2010 PRE-BUDGET CONSULTATIONS
--------------------------------------------------------------------------------

There are several ways to submit your thoughts and ideas to the  government.  In addition  to  a  number  of  roundtables  with  groups  plus  larger  pre-budget consultation  sessions,  you can  visit  the  Ministry  of  Finance  website  at
www.fin.gov.on.ca  to submit your ideas for the 2010  Budget.  Click on "Tell Us
What You Think" in the What's New menu and complete the form  provided.  You can also e-mail your input to submissions@ontario.ca, fax it to 416-325-0969 or mail it to: The Minister of Finance,  c/o Budget  Secretariat,  Frost Building North,
3rd Floor, 95 Grosvenor Street, Toronto, ON M7A 1Z1.

In particular, the Minister of Finance is interested in hearing Ontarians' views on what more the  government  can do during  uncertain  economic times to manage
Ontario's finances and protect important public services.

When preparing your comments,  please use the following  questions to frame your submission:

1.   What processes  should the government put in place to enable it to move out of deficit?

2.   What steps should the  government  take to  streamline  and provide  better public services to Ontarians?

3.   Government  priorities  are job creation,  health care,  education,  strong fiscal  management and economic growth.  How should the government  balance this multitude of priorities?  Given the  considerable  fiscal  challenges, what should be the core priorities of the 2010 Budget?

Information on which  communities and locations the Minister plans to visit will be posted at www.fin.gov.on.ca in November 2009.  Individuals who wish to attend one of these  consultations can call toll-free  1-800-263-7965 or 1-800-263-7776
TTY.